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As filed with the Securities and Exchange Commission on September 17, 2004

Registration No. 333-106616

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective
Amendment No. 4
to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MANDALAY RESORT GROUP

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	88-0121916 (I.R.S. Employer Identification Number)

3950 Las Vegas Boulevard South
Las Vegas, Nevada 89119
(702) 632-6700

(Address, including zip code, telephone number, including area code, of registrant's principal executive offices)

Yvette E. Landau
Vice President and General Counsel
3950 Las Vegas Boulevard South
Las Vegas, Nevada 89119
(702) 632-6700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:
Howell J. Reeves
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, Pennsylvania 19103
(215) 977-2000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. No selling securityholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 2004

P R O S P E C T U S	$400,000,000

Floating Rate Convertible Senior Debentures due 2033
and Common Stock Issuable Upon Conversion of the Debentures

The Offering:

                  We issued $350,000,000 original principal amount of the debentures in a private placement on March 21, 2003 and an additional $50,000,000 original principal amount of the debentures on April 2, 2003 pursuant to an option granted to the initial purchasers. This prospectus will be used by selling securityholders to resell their debentures and the common stock issuable upon conversion of their debentures. The debentures will mature on March 21, 2033. The debentures bear regular interest at an annual rate equal to 3-month LIBOR, reset quarterly, plus .75% which is payable quarterly in arrears on March 21, June 21, September 21 and December 21 of each year, beginning June 21, 2003, until March 21, 2008. After that date, we will not pay regular interest on the debentures prior to maturity. Instead, on March 21, 2033, the maturity date of the debentures, a holder will receive the accreted principal amount of a debenture, which will be equal to the original principal amount of $1,000 per debenture increased daily by a variable yield beginning on March 21, 2008. The yield will be reset quarterly to a rate of 3-month LIBOR plus .75% per annum. Regardless of the level of 3-month LIBOR, however, this yield will not exceed 6.75% per annum. The debentures are unsecured and unsubordinated obligations of Mandalay Resort Group and rank equally with all of its other unsecured and unsubordinated indebtedness.

Convertibility of the Debentures:

                  Holders may convert their debentures into a number of shares of our common stock determined as set forth in this prospectus, which we refer to as the Conversion Rate: (1) in any calendar quarter (commencing after June 30, 2003) if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of that preceding calendar quarter is more than 120% of the Base Conversion Price (initially 120% of $57.30, or $68.76), as defined herein, as of the last day of that preceding calendar quarter which we call the conversion trigger price, (2) if the debentures are assigned a credit rating, during any period in which the credit rating assigned to the debentures falls below a specified rating, (3) if the debentures have been called for redemption or (4) upon the occurrence of certain corporate transactions described in this prospectus. Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of common stock in an amount described in this prospectus. Our common stock is listed on the New York Stock Exchange under the symbol "MBG." On September 16, 2004, the last reported sale price of our common stock was $68.03.

Contingent Interest:

                  We will pay contingent interest to holders of the debentures during any six-month period from March 22 to September 21 or September 22 to March 21, commencing after March 21, 2008, if the average market price of the debentures for a five trading day measurement period preceding the applicable six-month period equals 120% or more of the accreted principal amount of the debentures. The contingent interest payable per debenture within any six-month period will equal an annual rate of .25% of the average market price of a debenture for the five trading day measuring period and will be payable on the June 21 and September 21 or December 21 and March 21, as the case may be, next succeeding the first day of the relevant six-month period. For United States federal income tax purposes, the debentures constitute contingent payment debt instruments. You should read the discussion under "Material United States Federal Income Tax Considerations" beginning on page 52.

Purchase of the Debentures by Us at the Option of the Holder:

                  Holders may require us to purchase all or a portion of their debentures on March 21, 2008, 2013, 2018, 2023 and 2028 at prices calculated as described in "Description of Debentures—Purchase of Debentures by Us at the Option of the Holder." We may choose to pay the purchase price in cash, shares of our common stock or a combination of cash and shares of our common stock. In addition, upon a change in control of Mandalay Resort Group, as defined in the indenture governing the debentures, occurring on or before March 21, 2008, each holder may require us to purchase for cash all or a portion of such holder's debentures at 100% of the original principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of purchase.

Redemption of the Debentures at Our Option:

                  We may redeem for cash all or a portion of the debentures at any time on or after March 21, 2008 at prices calculated as described in "Description of Debentures—Redemption of Debentures at Our Option."

                  Investing in the debentures involves risks that are described in the "Risk Factors" section beginning on page 16 of this prospectus.

                  We will not receive any of the proceeds from the sale of the debentures or the common stock by any of the selling securityholders. The debentures and the common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "Underwriters" as defined in the Securities Act of 1933, as amended, or "Securities Act." If any broker-dealers are used by the selling securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any debentures or common stock as principals, any profits received by these broker-dealers on the resale of the debentures or common stock, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

                  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  Neither the Nevada Gaming Commission, Nevada State Gaming Control Board, the Mississippi Gaming Commission, the Michigan Gaming Control Board, the Illinois Gaming Board, nor any other gaming authority has passed upon the adequacy or accuracy of prospectus or the investment merits of the debentures offered hereby or the shares of our common stock issuable upon conversion of the debentures. Any representation to the contrary is unlawful.

The date of this prospectus is                        , 2004.

IMPORTANT NOTICE TO READERS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, the selling securityholders may, from time to time, offer their debentures or shares of our common stock issued upon conversion of their debentures. Each time the selling securityholders offer debentures or common stock under this prospectus, they will provide a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus. See "Where You Can Find More Information" for more information.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any documents incorporated by reference in this prospectus is accurate only as of the date on the front cover of the applicable document or as specifically indicated in the document. Our business, financial condition, results of operations and prospects may have changed since that date.

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SUMMARY

        The following summary highlights selected information from this prospectus and may not contain all the information that may be important to you. You should read this entire prospectus, and the documents incorporated by reference in this prospectus, before making an investment decision. The terms "we," "our," and "us," as used in this prospectus, refer to Mandalay Resort Group and its majority owned subsidiaries as a combined entity, except where it is clear that the terms mean only Mandalay Resort Group. When we use the term "Mandalay," it refers only to Mandalay Resort Group. These terms, as used in this prospectus, do not include our unconsolidated joint ventures, unless the context otherwise requires.

Mandalay Resort Group

Overview

        We are one of the four largest hotel-casino operators in the United States, in terms of revenues, rooms and casino space. Our operations consist of 12 wholly owned resorts in Nevada and Mississippi, as well as investments in four joint ventures with operating resorts in Nevada, Illinois and Michigan. Our resorts cater to a wide variety of customers and we strive to provide the best value in each of the market segments where we compete.

        We have the largest scaled hotel-casino resort development in Las Vegas, the world's largest gaming market where we generate approximately two-thirds of our operating income. This "Mandalay Mile" consists of three interconnected megaresorts on 230 acres, including our flagship property, Mandalay Bay. Mandalay Bay is typically the best performer among our properties in this market, as it possesses amenities that appeal to higher-income customers. Strong demand from this segment of our customer base has permitted us greater pricing leverage, thus helping to drive results at this property. With the addition of our expanded convention center, an all-suites hotel tower and a retail center (each discussed more fully below), Mandalay Bay should continue to be the leading driver of future growth for our company.

        Although the casino accounts for approximately 50% of our revenue companywide, we consider the hotel to be the principal driver of our business in the Las Vegas market. This is due to the fact that the majority of our revenues are derived from "in-house" customers, that is, customers who stay in our hotel rooms. Consequently, to the extent we can place higher-value customers in our rooms, we can generate increased revenues throughout our properties. Furthermore, due to the nature of gaming activities, we have little pricing leverage in the casino, whereas we possess significant pricing leverage in our rooms.

        We have provided below information as of July 31, 2004 about our properties and those of the joint ventures in which we participate. Except as otherwise indicated, we wholly own and operate these properties.

Location/Property	Guest Rooms	Approximate Casino Square Footage	Slots(1)	Gaming Tables(2)	Parking Spaces
Las Vegas, Nevada
Mandalay Bay(3)	4,760	135,000	1,995	127	7,000
Luxor	4,408	120,000	1,878	98	3,200
Excalibur	4,002	110,000	1,763	73	4,000
Circus Circus	3,744	109,000	1,887	76	4,700
Monte Carlo (50% Owned)	3,002	90,000	1,850	74	4,000
Slots-A-Fun	—	16,700	587	22	—
Reno, Nevada
Circus Circus	1,572	60,000	1,456	60	3,000
Silver Legacy (50% Owned)	1,711	85,000	1,884	75	1,800
Laughlin, Nevada
Colorado Belle	1,226	64,000	1,229	38	1,700
Edgewater	1,450	44,000	1,125	32	2,300
Jean, Nevada
Gold Strike	811	37,000	821	15	2,100
Nevada Landing	303	36,000	810	15	1,400
Henderson, Nevada
Railroad Pass	120	21,000	354	7	600
Tunica County, Mississippi
Gold Strike	1,159	48,000	1,418	49	1,400
Detroit, Michigan
MotorCity (53.5% Owned)(4)	—	75,000	2,536	106	3,800
Elgin, Illinois
Grand Victoria (50% Owned)	—	36,000	1,072	41	2,300

Total	28,268	1,086,700	22,665	908	43,300

(1)
Includes slot machines and other coin-operated devices.

(2)
Generally includes blackjack ("21"), craps, pai gow poker, Caribbean stud poker, wheel of fortune and roulette. Mandalay Bay, Luxor and MotorCity Casino also offer baccarat.

(3)
This property, which opened March 2, 1999, includes a Four Seasons Hotel with 424 guest rooms that we own and Four Seasons Hotels Limited manages. It also includes 1,117 suites at THEhotel at Mandalay Bay, an all-suites tower we opened in December 2003.

(4)
This property, which opened December 14, 1999, is being operated pending the construction of an expanded hotel-casino facility.

Property Descriptions

        We are providing below additional information concerning the properties we, and the joint ventures in which we participate, own and operate.

Las Vegas, Nevada

        Mandalay Bay.    This property is located on the Las Vegas Strip adjacent to our Luxor property and is the first major resort on the Las Vegas Strip to greet visitors arriving in Las Vegas on I-15, the primary thoroughfare between Las Vegas and southern California. The 43-story South Seas themed hotel-casino resort has 4,760 guest rooms, including a Four Seasons Hotel with 424 guest rooms that provides visitors with a luxury "five diamond" hospitality experience and THEhotel, a new tower with 1,117 suites which opened in December 2003. Mandalay Bay's attractions include an 11-acre tropical lagoon featuring a surfing beach, a three-quarter-mile lazy river ride, and Moorea Beach, a European-style "ultra" beach, along with a 30,000 square-foot spa. The property features numerous restaurants, such as Charlie Palmer's Aureole, Wolfgang Puck's Trattoria Del Lupo, China Grill, rumjungle, Red Square, Red, White and Blue, and Border Grill, as well as a House of Blues nightclub and restaurant, including its signature Foundation Room situated on Mandalay Bay's top floor. In 2004, we will also open Fleur de Lys featuring the French cuisine of restaurateur Hubert Keller. Mandalay Bay also offers multiple entertainment venues that include the Shark Reef at Mandalay Bay featuring sharks and rare sea predators, a 1,760-seat showroom featuring the Broadway hit "Mamma Mia!" the rumjungle nightclub and a 12,000-seat special events arena that features additional entertainment and sporting events.

        In January 2003, we opened a new convention and meeting complex adjacent to the Mandalay Bay Conference Center. The new complex includes more than one million square feet of exhibit space. With this new building and the original conference center, Mandalay Bay now offers almost two million gross square feet of conference and exhibit space.

        In October 2003, we opened Mandalay Place, a retail center located between Mandalay Bay and Luxor. The center includes approximately 90,000 square feet of retail space and approximately 40 stores and restaurants, including internationally branded retailers like Oilily, GF Ferre, Nike Golf and Urban Outfitters, along with restaurants by celebrity chefs Pierro Selvaggio, Hubert Keller and Rick Moonen.

        In December 2003, we opened THEhotel, a 1,117-all-suite tower at Mandalay Bay. The new suites average 750 square feet, among the largest room product in the Las Vegas market. The new tower also includes meeting suites, a spa and fitness center, a lounge and two restaurants, including a rooftop venue "Mix-Las Vegas" created by famed chef Alain Ducasse that will open in Fall 2004. We expect that the new suites will serve the demand generated by the new convention center.

        Luxor.    This property is an Egyptian-themed hotel and casino complex situated on our Mandalay Mile, between Mandalay Bay and Excalibur. The resort features a 30-story pyramid and two 22-story hotel towers. Luxor offers 20,000 square feet of convention space, a 20,000-square-foot spa, a 1,200-seat showroom currently featuring the off-Broadway show "Blue Man Group," a nightclub, and food and entertainment venues on three different levels beneath a soaring hotel atrium. The pyramid's guest rooms can be reached from the four corners of the building by "inclinators" that travel at a 39-degree angle. Above the pyramid's casino, the property offers a special format motion base ride and an IMAX 2D/3D theater. Luxor's other public areas include a buffet, eight restaurants including four gourmet restaurants, as well as a snack bar, a food court featuring national fast food franchises, several cocktail lounges and a variety of specialty shops.

        Excalibur.    This property is a castle-themed hotel and casino complex situated immediately to the north of Luxor on Mandalay Mile. Excalibur's public areas include a Renaissance fair, a medieval village, an amphitheater with a seating capacity of nearly 1,000 where mock jousting tournaments and costume drama are presented nightly, two dynamic motion theaters, various artisans' booths and medieval games of skill. In addition, Excalibur has a buffet restaurant, six themed restaurants, as well as several snack bars, cocktail lounges and a variety of specialty shops. The property also recently added a 13,000-square-foot spa.

        Circus Circus-Las Vegas.    This property, which is our original resort, is a circus-themed hotel and casino complex situated on the north end of the Las Vegas Strip. From a "Big Top" above the casino, Circus Circus-Las Vegas offers its guests a variety of circus acts performed daily, free of charge. A mezzanine area overlooking the casino has a circus midway with carnival-style games and an arcade that offers a variety of amusements and electronic games. Four specialty restaurants, a buffet, a coffee shop, four fast food snack bars, several cocktail bars and a variety of gift shops and specialty shops are also available to the guests at Circus Circus-Las Vegas. The Adventuredome, covering approximately five acres, offers theme park entertainment that includes a high-speed, double-loop, double-corkscrew roller coaster, a coursing river flume ride on white-water rapids, a motion base ride, several rides and attractions designed for preschool age children, themed carnival-style midway games, an arcade, food kiosks and souvenir shops, all in a climate-controlled setting under a giant space-frame dome.

        Monte Carlo (50%-owned).    Through wholly owned entities, we are a 50% participant with a subsidiary of MGM MIRAGE in, and manage the operations of, Victoria Partners, a joint venture which owns Monte Carlo, a 3,002-room hotel and casino resort situated on the Las Vegas Strip between Bellagio, a 3,000-room resort, and New York-New York, a 2,000-room hotel-casino resort, each owned by MGM MIRAGE. Monte Carlo's casino reflects a palatial style reminiscent of the Belle Epoque, the French Victorian architecture of the late 19th century. Amenities at Monte Carlo include three specialty restaurants, including the popular Andre's gourmet restaurant, a buffet, a coffee shop, a food court, a microbrewery which features live entertainment, approximately 28,000 square feet of meeting and banquet space, and tennis courts. A 1,200-seat replica of a plush vaudeville theater, including a balcony and proscenium arch, features an elaborately staged show of illusions with the world-renowned magician, Lance Burton.

Reno, Nevada

        Circus Circus-Reno.    This property is a circus-themed hotel and casino complex situated in downtown Reno, Nevada. Like its sister property in Las Vegas, Circus Circus-Reno offers its guests a variety of circus acts performed daily, free of charge. A mezzanine area has a circus midway with carnival-style games and an arcade that offers a variety of amusements and electronic games. The property also has two specialty restaurants, a buffet, a coffee shop, a deli/bakery, a fast food snack bar, cocktail lounges, a gift shop and specialty shops.

        Silver Legacy (50%-owned).    Through a wholly owned entity, we are a 50% participant with Eldorado Limited Liability Company in Circus and Eldorado Joint Venture, a joint venture which owns and operates Silver Legacy, a hotel-casino and entertainment complex situated in downtown Reno, Nevada. Silver Legacy is located between Circus Circus-Reno and the Eldorado Hotel & Casino, which is owned and operated by an affiliate of our joint venture partner at Silver Legacy. Silver Legacy's casino and entertainment complex is connected at the mezzanine level with Circus Circus-Reno and the Eldorado by enclosed climate-controlled skyways above the streets between the respective properties. The property's exterior is themed to evoke images of historical Reno. Silver Legacy features five restaurants and several bars, a special events center, custom retail shops, a health spa and an outdoor pool and sun deck. Circus and Eldorado Joint Venture's executive committee, which functions in a manner similar to a corporation's board of directors, is responsible for overseeing the performance of Silver Legacy's management. Under the terms of the joint venture agreement, we appoint three of the executive committee's five members.

Laughlin, Nevada

        Colorado Belle.    This property is situated on the bank of the Colorado River in Laughlin, Nevada, approximately 90 miles south of Las Vegas. The Colorado Belle features a 600-foot replica of a Mississippi riverboat, and also includes a buffet, a coffee shop, three specialty restaurants, a microbrewery, fast-food snack bars and cocktail lounges, as well as a gift shop and other specialty shops.

        Edgewater.    This property is situated adjacent to the Colorado Belle along the Colorado River. Edgewater's facilities include a specialty restaurant, a coffee shop, a buffet, a snack bar and cocktail lounges.

Jean, Nevada

        Jean is located between Las Vegas and southern California, approximately 25 miles south of Las Vegas and 12 miles north of the California-Nevada state line. Jean attracts gaming customers almost entirely from the large number of people traveling between Las Vegas and southern California on Interstate-15, the principal highway between Las Vegas and southern California which passes directly through Jean.

        Gold Strike.    This property is an "Old West" themed hotel-casino located on the east side of Interstate-15. The property has, among other amenities, a swimming pool and spa, several restaurants, a banquet center, a gift shop and an arcade. The casino has a stage bar with regularly scheduled live entertainment and a casino bar.

        Nevada Landing.    This property is a turn-of-the-century riverboat themed hotel-casino located across Interstate-15 from Gold Strike. Nevada Landing includes a 70-seat Chinese restaurant, a full-service coffee shop, a buffet, a snack bar, a gift shop, a swimming pool and spa and a 300-guest banquet facility.

Henderson, Nevada

        Henderson is a suburb located southeast of Las Vegas.

        Railroad Pass.    This property is situated along US-93, the direct route between Las Vegas and Phoenix, Arizona. The property includes, among other amenities, two full-service restaurants, a buffet, a gift shop, two bars, a swimming pool and a banquet facility. In contrast with our other Nevada properties, Railroad Pass caters to local residents, particularly from Henderson and Boulder City.

Tunica County, Mississippi

        Tunica County is located 20 miles south of Memphis, Tennessee on the Mississippi River. Tunica County attracts customers from Mississippi and surrounding states, including cities such as Memphis, Tennessee and Little Rock, Arkansas.

        Gold Strike-Tunica.    This property is a dockside casino located along the Mississippi River in Tunica County, approximately three miles west of Mississippi State Highway 61 (a major north/south highway connecting Memphis with Tunica County) and 20 miles south of Memphis. The property features an 800-seat showroom, a coffee shop, a specialty restaurant, a buffet, a snack bar and several cocktail lounges. Gold Strike-Tunica is part of a three-casino development covering approximately 72 acres. The other two casinos are owned and operated by unaffiliated third parties. We also own an undivided one-half interest in an additional 388 acres of land which may be used for future development.

Detroit, Michigan

        MotorCity Casino (53.5%-owned).    In December 1999, with our joint venture partner, Atwater Casino Group, we opened MotorCity Casino, a casino facility in Detroit, Michigan. The casino includes approximately 75,000 square feet of casino space, four restaurants and a 3,800-space parking facility. Under a revised development agreement with the City of Detroit, MotorCity Casino is to be expanded at its current location by December 31, 2005, into a facility that will include approximately 400 hotel rooms, 100,000 square feet of casino space, a theater, convention space, and additional restaurants, retail space and parking. We are committed to contribute 20% of the cost of the permanent facility in the form of an investment in the joint venture, and the joint venture will seek to borrow the balance of the cost. Under our operating agreement, project costs are to be reviewed every six months and additional contributions could be required in the future. The cost of the additional facilities, excluding land, capitalized interest and preopening expenses, is currently estimated to be $275 million.

        Various lawsuits have been filed in the state and federal courts challenging the constitutionality of the Detroit Casino Competitive Selection Process and the Michigan Gaming Control and Revenue Act, and seeking to appeal the issuance of a certificate of suitability and casino license to MotorCity Casino.

        On November 26, 2003, we announced that MotorCity Casino signed a settlement agreement with the Lac Vieux Desert Band of Lake Superior Chippewa Indians. On April 23, 2004, pursuant to the terms of this settlement agreement which was approved by the District Court, Motor City Casino made an initial payment to the Lac Vieux Band of $1.5 million plus $500,000 for attorneys' fees. Because approval of the settlement agreement was subsequently appealed, all further settlement payments, consisting of an additional $1.5 million due 30 days after the initial payment, $5.75 million payable on the first and second anniversaries of the initial payment and $1 million payable annually for 25 years beginning on the third anniversary of the initial payment, were suspended pending resolution of the appeal. If the Sixth Circuit Court of Appeals ultimately affirms the approval of the settlement agreement, then, absent the filing of another adverse claim, the payment schedule will be reinstated and Motor City Casino will have to immediately pay all amounts that otherwise would have been due during the period of suspension plus interest thereon. The occurrence of certain other events will suspend, lower and/or terminate the settlement payments. There can be no assurance as to when final resolution will occur with respect to this matter, or what action the courts might take.

        No assurance can be given regarding the timing and outcome of these proceedings. An adverse ruling in any of these lawsuits could affect the joint venture's operation of the facility, as well as its ability to maintain its certificate of suitability and a casino license for its facility. All three casinos in Detroit are currently prevented from beginning construction of their new or expanded facilities as a result of one of these lawsuits.

Elgin, Illinois

        Grand Victoria (50%-owned).    Through wholly owned entities, we are a 50% participant with RBG, L.P. in a joint venture which owns Grand Victoria. Grand Victoria is a Victorian themed riverboat casino and land-based entertainment complex in Elgin, Illinois, a suburb approximately 40 miles northwest of downtown Chicago. The two-story vessel provides 80,000 square feet of space, approximately 36,000 square feet of which was being used as casino space as of July 31, 2004. The boat offers dockside gaming, which means its operation is conducted at dockside without cruising. The property also features a dockside complex that contains an approximately 83,000-square-foot pavilion with a buffet, a fine dining restaurant, a VIP lounge and a gift shop. Grand Victoria, which is strategically located among the residential suburbs of Chicago, with nearby freeway access and direct train service from downtown Chicago, is located approximately 20 miles and 45 miles, respectively, from its nearest competitors in Aurora, Illinois and Joliet, Illinois, and holds one of only ten riverboat gaming licenses currently granted state-wide, nine of which are presently operational. The operator of the dormant tenth license, which has been the subject of litigation, entered into a settlement agreement with the Illinois Gaming Board whereby the ownership interest in the license will be transferred to a new operator. Pursuant to a bidding process, the Illinois Gaming Board selected Isle of Capri which plans to locate its operation in Rosemont, Illinois. Rosemont is approximately 25 miles from the Grand Victoria. The closing of this transaction is contingent upon the settlement of outstanding litigation, the Illinois Gaming Board finding Isle of Capri suitable for licensure and the Illinois Attorney General's final approval of the settlement agreement between the Illinois Gaming Board and the operator. We manage the Grand Victoria, subject to the oversight of an executive committee which functions in a manner similar to a corporation's board of directors. Each joint venture partner is equally represented on the executive committee.

Executive Offices

        Our executive offices are located at 3950 Las Vegas Boulevard South, Las Vegas, Nevada 89119. Our telephone number is (702) 632-6700.

Recent Developments

Merger Agreement

        On June 16, 2004, Mandalay and MGM MIRAGE jointly announced that they had entered into a definitive merger agreement under which MGM MIRAGE will acquire Mandalay for $71.00 in cash for each outstanding share of common stock of Mandalay. The transaction is structured as a merger of a wholly owned subsidiary of MGM MIRAGE with and into Mandalay and is subject to the approval of Mandalay's stockholders and to the satisfaction of customary closing conditions contained in the definitive merger agreement, including the receipt of all necessary regulatory and governmental approvals. Accordingly, there can be no assurance the transaction will be consummated. If the transaction is consummated, it will constitute a "change of control" as defined in the indenture governing the debentures. See "Description of Debentures—Conversion Rights—Conversion Rights Upon Occurrence of Certain Corporate Transactions" and "Description of Debentures—Change in Control Permits Purchase of Debentures by Us at the Option of the Holder" for information concerning the rights of holders of the debentures in the event of the merger of a wholly owned subsidiary of MGM MIRAGE with and into Mandalay pursuant to the definitive merger agreement. The foregoing description is not a description of all of the material terms of the transaction and is, therefore, qualified by reference to the merger agreement included as an exhibit to our current report on Form 8-K dated June 15, 2004, which is incorporated in this prospectus by reference. See "Where You Can Find More Information."

Supplemental Indenture and Irrevocable Cash Settlement Election

        Mandalay and The Bank of New York, as trustee, executed a supplemental indenture, dated as of July 26, 2004, to the indenture governing the debentures. The supplemental indenture amends the notice provisions of the indenture to permit Mandalay, at any time prior to a conversation date, to elect to exercise its right to deliver cash in lieu of shares of Mandalay common stock for all or any portion of the shares due to holders of the debentures upon conversion of the debentures. Thereafter, Mandalay delivered an irrevocable cash settlement notice to The Bank of New York, the conversion agent for the debentures, which irrevocably obligates Mandalay to cash settle a number of shares of common stock equal to the base conversion rate in effect on the conversion date if the debentures are ultimately converted. However, the amount of cash that we could be required by this irrevocable election to pay to cash settle the shares is limited to $1,000 for each $1,000 original principal amount of debentures, or a total of $400 million. Any additional obligation to holders who elect conversion will be settled, at the option of Mandalay, in cash or shares of Mandalay common stock. We believe we have sufficient capital resources to meet all of our obligations, including the potential cash settlement of the convertible debentures noted above. This belief is based upon (i) our historically strong and dependable operating cash flows; (ii) the availability of borrowing capacity under our $850 million revolving credit facility, pursuant to which we could borrow an additional $570 million as of the date of this prospectus; and (iii) the ability to raise funds in the debt and equity markets. The foregoing description of the supplemental indenture and our irrevocable cash settlement notice is qualified by reference to the supplemental indenture included as an exhibit to our current report on Form 8-K dated July 26, 2004, and to the press release included as an exhibit to our current report on Form 8-K dated August 26, 2004, each of which is incorporated in this prospectus by reference. See "Where You Can Find More Information."

Recent Amendments to Rights Plan

        On June 15, 2004, we amended our rights plan to provide, among other things, that neither MGM MIRAGE, nor MGM MIRAGE Acquisition #61 or any affiliate or associate of either shall be deemed to be an acquiring person either individually or collectively, by virtue of (i) the announcement of the merger referred to under "Merger Agreement," above, (ii) the acquisition of common stock of Mandalay pursuant to that merger, (iii) the execution of the related merger agreement, or (iv) the consummation of the merger or the other transactions contemplated by the merger agreement. On August 2, 2004 the rights agreement was further amended to extend from August 15, 2004 to August 15, 2014 the date the rights issued under the rights plan will expire, subject to our right to extend that date, unless the rights are earlier redeemed or exchanged by Mandalay or terminated. See "Description of Capital Stock—Rights Plan."

Summary Financial Information

        We have derived the following summary consolidated financial information for each of the five fiscal years ended January 31, 2000, 2001, 2002, 2003 and 2004 from Mandalay's reaudited Consolidated Financial Statements for each of the fiscal years ended January 31, 2000, 2001 and 2002 in Mandalay's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2003 (as amended on February 11, 2003) and the audited Consolidated Financial Statements included in Amendment No. 2 on Form 10-K/A to Mandalay Resort Group's Annual Report on Form 10-K for the fiscal year ended January 31, 2004, which are incorporated by reference in this prospectus. Our summary consolidated financial information presented in the table below as of and for the six months ended July 31, 2003 and 2004 is derived from the unaudited financial statements included in our Quarterly Report on Form 10-Q for the quarter ended July 31, 2004, which is incorporated by reference in this prospectus. However, in management's opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for these periods have been included. The results of operations for the six months ended July 31, 2004 may not be indicative of the results of operations for the full year. The table should be read together with our consolidated financial statements and accompanying notes, as well as management's discussion and analysis of results of operations and financial condition, all of which can be found in publicly available documents, including those incorporated by reference in this prospectus.

	Fiscal Year Ended January 31,										Six Months Ended July 31,
	2000		2001		2002		2003		2004		2003		2004
	(dollars in thousands, except ratios and statistical measures)
Statement of Operations Data (1):
Net Revenues (2)	$1,926,278		$2,381,139		$2,348,512		$2,354,118		$2,491,099		$1,261,345		$1,443,208
Income from operations	273,736		431,534		351,060		452,306		490,441		272,851		355,232
Pretax income	103,116		194,392		93,006		195,334		232,318		134,310		226,672
Net income (3)	42,163		119,700		53,044		115,603		149,847		86,382		145,542
Other Data:
Capital expenditures	$352,133		$110,220		$156,742		$300,532		$545,130		$346,002		$72,775
Rooms (4)	27,118		27,118		27,142		27,142		28,258		27,142		28,268
Casino square footage (4)	1,086,700		1,086,700		1,086,700		1,086,700		1,086,700		1,086,700		1,086,700
Number of slot machines (4)	25,580		24,929		24,178		23,406		22,818		23,209		22,665
Number of table games (4)	1,014		991		945		932		891		904		908
Ratio of earnings to fixed charges (5)	1.47	x	1.85	x	1.50	x	1.91	x	2.30	x	2.39	x	3.65	x
As of July 31, 2004
(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$189,499
Total assets	4,765,598
Long-term debt, net of current portion	2,792,060
Stockholders' equity	1,180,809

(1)
Mandalay Bay opened on March 2, 1999 and MotorCity Casino opened on December 14, 1999. Silver City, a small casino on the Las Vegas Strip, was operated under a lease which expired October 31, 1999.

(2)
During fiscal 2003, we reclassified equity in earnings of unconsolidated affiliates from revenues to a separate component within income from operations. Prior fiscal years have been reclassified to conform to the new presentation. This reclassification had no impact on previously reported income from operations or net income.

(3)
Net income includes charges for the cumulative effect of an accounting change of $1.9 million related to goodwill in fiscal 2003 and $22.0 million related to preopening expenses in fiscal 2000. In accordance with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") on February 1, 2002, Mandalay no longer amortizes goodwill. The following table presents our results for each of the three fiscal years ended January 31 as if the non-amortization provisions of SFAS 142 had been applied. All goodwill amortization was related to continuing operations.

	Fiscal Year Ended January 31,
	2000	2001	2002
	(dollars in thousands, except per share data)
Net income as reported	$42,163	$119,700	$53,044
Goodwill amortization adjustment	10,453	11,801	11,801

Adjusted net income	$52,616	$131,501	$64,845

Basic net income per share as reported	$0.47	$1.53	$0.73
Goodwill amortization adjustment	0.12	0.15	0.16

Adjusted basic net income per share	$0.59	$1.68	$0.89

Diluted net income per share as reported	$0.46	$1.50	$0.71
Goodwill amortization adjustment	0.11	0.15	0.16

Adjusted diluted net income per share	$0.57	$1.65	$0.87

(4)
These items include 100% of Mandalay's joint venture properties. Mandalay acquired its 50% interest in the Grand Victoria, a then-operating riverboat casino in Elgin, Illinois, on June 1, 1995. Joint ventures in which Mandalay owns 50% interests opened Silver Legacy in Reno, Nevada on July 28, 1995 and Monte Carlo in Las Vegas, Nevada, on June 21, 1996. A joint venture in which Mandalay owns a 53.5% interest opened MotorCity Casino, a temporary casino in Detroit, Michigan, on December 14, 1999.

(5)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as net income before fixed charges, income taxes and minority interest, adjusted to exclude capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs, Mandalay's proportionate share of the interest cost of 50%-owned ventures, and the estimated interest component of rental expense. Fixed charges for the six months ended July 31, 2003 and the year ended January 31, 2004 do not include the loss on early extinguishment of debt of $6.3 million (net of related gain on swap terminations).

The Offering

Debentures	$400,000,000 aggregate original principal amount of Floating Rate Convertible Senior Debentures due 2033.
Maturity	March 21, 2033.
Payment at maturity	On March 21, 2033, the maturity date of the debentures, a holder will receive the accreted principal amount per debenture, which will be equal to the original principal amount of $1,000 per debenture increased daily by a variable yield, which until March 20, 2008 will be 0% per annum and beginning on March 21, 2008 will be reset quarterly to a rate of 3-month LIBOR plus .75% per annum. Regardless of the level of 3-month LIBOR, however, this yield will never exceed 6.75% per annum.
Regular Interest	The debentures bear regular interest at an annual rate equal to 3-month LIBOR, reset quarterly, plus .75% payable quarterly in arrears on March 21, June 21, September 21 and December 21 of each year, beginning June 21, 2003, until March 21, 2008. After that date, we will not pay regular interest on the debentures prior to maturity.
Contingent Interest	We will pay contingent interest to holders of the debentures during any six-month period from March 22 to September 21 or September 22 to March 21, commencing after March 21, 2008, if the average market price of the debentures for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the accreted principal amount of the debentures.
The contingent interest payable per debenture in respect of any six-month period in which contingent interest is payable will equal an annual rate of 0.25% of the average market price of a debenture for the five trading day measuring period.
Contingent interest, if any, will accrue and be payable on the June 21 and September 21 or December 21 and March 21, as the case may be, next succeeding the first day of the relevant six-month period.
Conversion Rate	If the Applicable Stock Price is less than or equal to the Base Conversion Price, then the Conversion Rate will be the Base Conversion Rate.

If the Applicable Stock Price is greater than the Base Conversion Price, then the Conversion Rate will be determined in accordance with the following formula:
Base Conversion Rate +	[	(the Applicable Stock Price - the Base Conversion Price) the Applicable Stock Price	× the Incremental Share Factor	]
The "Base Conversion Rate" is 17.452, subject to adjustment as described under "Description of Debentures—Conversion Rights—Base Conversion Rate Adjustments." The "Base Conversion Price" is a dollar amount (initially $57.30) derived by dividing (the accreted principal amount (which will be $1,000 until March 21, 2008) by the Base Conversion Rate. The "Incremental Share Factor" is 14.2789, subject to the same proportional adjustment as the Base Conversion Rate. The "Applicable Stock Price" is equal to the average of the closing sale prices of our common stock over the five trading day period starting the third trading day following the conversion date of the debentures.
Conversion Rights	For each $1,000 original principal amount of debentures surrendered for conversion, if specified conditions are satisfied, a holder will receive a number of shares of our common stock equal to the Conversion Rate.
We have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and common stock. If we elect to pay holders cash for their debentures, the payment will be based on the Applicable Stock Price.
If we have not given notice of redemption or an irrevocable cash settlement notice specifying that we intend to deliver cash upon conversion thereafter, we must give notice of our election to deliver cash not more than two business days after the conversion date.
We have delivered to the conversion agent an irrevocable cash settlement notice. See "Recent Developments" in this summary for more information on our election to deliver cash in lieu of shares upon conversion of the debentures.
The Base Conversion Rate may be adjusted for certain reasons specified under "Description of Debentures—Conversion Rights—Base Conversion Rate Adjustments." Upon conversion, a holder will not receive any cash payment representing accrued interest (unless the debenture or portion thereof is converted after a record date but prior to the next succeeding interest payment date or the debenture has been called for redemption on a redemption date that occurs between a regular record date and the interest payment date to which it relates). Instead, interest will be deemed paid by the shares of common stock received by the holder on conversion. See "Description of Debentures—Conversion Rights."

Holders may surrender debentures for conversion into shares of our common stock in any calendar quarter (and only during that calendar quarter), if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of that preceding calendar quarter is more than 120% of the Base Conversion Price (initially 120% of $57.30, or $68.76) as of the last day of that preceding calendar quarter, which we call the conversion trigger price.
Holders may also surrender debentures for conversion during any period in which (i) the credit rating assigned to the debentures by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or its successors, is at or below B+ or the equivalent or (ii) the credit rating assigned to the debentures by Moody's Investor Services, or its successor, is at or below B2 or the equivalent.
Debentures or portions of debentures in integral multiples of $1,000 original principal amount called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date, even if the debentures are not otherwise convertible. In addition, if we make a significant distribution to our shareholders or if we are a party to certain consolidations, mergers or binding share exchanges, debentures may be surrendered for conversion as provided in "Description of Debentures—Conversion Rights." The ability to surrender debentures for conversion will expire at the close of business on the business day immediately preceding March 21, 2033, unless they have previously been called for redemption or repurchased. See "Description of Debentures—Conversion Rights." See also the discussion in this summary under "Recent Developments" concerning a definitive merger agreement relating to the merger of a wholly owned subsidiary of MGM MIRAGE with and into Mandalay which, if consummated, will entitle the holders of debentures to surrender their debentures for conversion as provided in "Description of Debentures—Conversion Rights."
Ranking	The debentures are unsecured and unsubordinated obligations of Mandalay and rank equally in right of payment with all of Mandalay's existing and future unsecured and unsubordinated indebtedness. The debentures are structurally subordinated to the liabilities of our subsidiaries, including trade payables. As of July 31, 2004, our subsidiaries had approximately $698.6 million of total liabilities, to which the debentures were structurally subordinated. In addition to these liabilities, Mandalay's revolving credit facility is guaranteed by our subsidiaries, making the indebtedness owed under this credit facility structurally senior to the debentures. As of July 31, 2004, we had approximately $2.8 billion of total debt outstanding, including $260 million outstanding under our revolving credit facility, and we had an additional $590 million available for borrowing under that facility. The debentures also effectively rank behind all of Mandalay's secured debt. Although Mandalay's only secured debt outstanding as of the date of this prospectus is $136.8 million under a lease agreement entered into on June 30, 2003, it may incur additional secured debt in the future.

Sinking Fund	None.
U.S. Federal Income Taxation	The debentures are debt instruments subject to the United States federal income tax contingent payment debt regulations. You should be aware that, even if we do not pay any contingent cash interest on the debentures, you will be required to include imputed interest in your gross income for United States federal income tax purposes. For United States federal income tax purposes, interest, also referred to as tax original issue discount, accrues from the date of issuance at a constant rate of 7.50% per year, which represents the yield on our comparable non-contingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise similar to the debentures. United States Holders will be required to include tax original issue discount (including the portion of the tax original issue discount represented by cash interest payments) in their gross income as it accrues regardless of their method of tax accounting. The rate at which the tax original issue discount will accrue for United States federal income tax purposes will exceed payments of cash interest.
You also will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a debenture in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the debenture. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a debenture generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See "Material United States Federal Income Tax Considerations."

Redemption of Debentures at Our Option	Other than as required by a gaming regulatory authority, we may redeem for cash all or a portion of the debentures at any time on or after March 21, 2008 at a price equal to 100% of the accreted principal amount of the debentures to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date. Holders may convert their debentures after they are called for redemption at any time prior to the close of business on the second business day preceding the redemption date. Our notice of redemption will inform the holders of our election to deliver shares of our common stock or to pay cash or a combination of cash and common stock in the event that a holder elects to convert debentures in connection with the redemption. See "Description of Debentures—Redemption of Debentures at Our Option."
Purchase of Debentures by Us at the Option of Holder	Holders may require us to purchase all or a portion of their debentures on March 21, 2008, 2013, 2018, 2023 and 2028 at a price equal to 100% of the accreted principal amount of the debentures to be purchased plus accrued and unpaid interest to, but excluding, the purchase date. We may choose to pay the purchase price in cash, shares of our common stock or a combination of cash and shares of our common stock. After receiving notice of our choice, you may withdraw your election. We may also add additional purchase dates on which holders may require us to purchase all or a portion of their debentures. See "Description of Debentures—Purchase of Debentures by Us at the Option of the Holder."
Change in Control	Upon a change in control (as defined in the indenture governing the debentures) of Mandalay occurring at any time on or before March 21, 2008, each holder may require us to purchase all or a portion of the holder's debentures for cash at a price equal to 100% of the original principal amount of the debentures to be purchased plus accrued and unpaid interest to, but excluding, the date of purchase. See "Description of Debentures—Change in Control Permits Purchase of Debentures by Us at the Option of the Holder." See also the discussion in this summary under "Recent Developments" concerning a definitive merger agreement relating to the merger of a wholly owned subsidiary of MGM MIRAGE with and into Mandalay which, if consummated, will constitute a "change of control," as defined in the indenture governing the debentures.

Use of Proceeds	We will not receive any of the proceeds from the sale by the selling securityholders of the debentures or the common stock issuable upon conversion of the debentures.
DTC Eligibility	The debentures were issued in book-entry form and are represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in these securities are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of Debentures—Book-Entry System."

        You should refer to the section "Risk Factors" for an explanation of some risks of investing in the debentures.

RISK FACTORS

        Your investment in the debentures will involve certain risks. You should carefully consider the following factors in addition to the other information included or incorporated by reference in this prospectus before making an investment in the debentures.

Risks Relating to Mandalay Resort Group

        Our substantial indebtedness could adversely affect our financial results and prevent us from fulfilling our obligations under the debentures.

        We have a significant amount of indebtedness. As of July 31, 2004, we had total consolidated indebtedness of approximately $2.8 billion and stockholders' equity of approximately $1.2 billion. As of the date of this prospectus, we have total consolidated indebtedness of approximately $2.8 billion outstanding, including $280 million under our $850 million revolving credit facility. In addition, Mandalay is a party to keep-well agreements relating to an existing joint venture in which we have an interest, and may become a party to other keep-well agreements relating to the same or other joint ventures in which we have or may acquire an interest. These agreements may require us to make additional cash contributions.

        The debentures do not restrict our ability to borrow substantial additional funds on a secured or unsecured basis in the future nor do they provide holders any protection should we be involved in transactions that increase our leverage. If we add new indebtedness to our anticipated debt levels following the date of this prospectus, it could increase the related risks that we face.

        Our high level of indebtedness could have important consequences to you, such as:

  •
  limiting our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service, acquisitions or other obligations, including our obligations with respect to the debentures;

  •
  limiting our ability to use operating cash flow in other areas of our business because we must dedicate a significant portion of these funds to make principal and interest payments on our indebtedness;

  •
  increasing our interest expense if there is a rise in interest rates, because a significant portion of our borrowings are and will continue to be under our credit facilities and, as such, the rates are of short-term duration (typically 1 to 90 days) that require ongoing refunding of advances under the revolving credit facility and resetting of rates under the term loan facility at then current rates of interest;

  •
  causing our failure to comply with the financial and restrictive covenants contained in the agreements and indentures governing our indebtedness which could cause a default under our other debt or the debentures and which, if not cured or waived, could have a material adverse effect on us;

  •
  limiting our ability to compete with others who are not as highly leveraged, including our ability to explore business opportunities; and

  •
  limiting our ability to react to changing market conditions, changes in our industry and economic downturns.

        If we do not generate sufficient cash from our operations to make scheduled payments on the debentures or to meet our other obligations and/or our joint venture obligations, we will need to take one or more actions including the refinancing of our debt, obtaining additional financing, selling assets, obtaining additional equity capital, or reducing or delaying capital expenditures. We cannot assure you that our business will generate cash flow or that we will be able to obtain funding sufficient to satisfy our debt service requirements.

        On March 5, 2003, Mandalay's board of directors authorized the repurchase of up to an additional 10 million shares of Mandalay's common stock, as market conditions and other factors warrant, when the board's prior repurchase authorization was fully utilized. As of the date of this prospectus, we are authorized by our board to purchase up to an additional 10.3 million shares of our common stock. However, Mandalay has agreed in a definitive merger agreement discussed in the summary section of this prospectus under "Recent Developments" not to repurchase additional shares of its common stock pending the consummation of the merger contemplated by the agreement or the termination of the agreement if the merger is not consummated. If Mandalay incurs additional indebtedness to repurchase shares of its common stock pursuant to the board's March 5, 2003 authorization or any subsequent authorization of the board, it will increase its leverage.

        Until June 12, 2003, Mandalay had not declared a cash dividend on its common stock since it became publicly owned in 1983, although it had returned cash to its stockholders through its policy of periodic share repurchases, as cash flows, borrowing capacity and market conditions warranted. On June 12, 2003, Mandalay's board of directors instituted a policy of quarterly cash dividends and declared the first cash dividend to Mandalay's stockholders. This first quarterly dividend, which was $0.23 per share, was paid on August 1, 2003 to stockholders of record on June 26, 2003. The most recent dividend declared by Mandalay's board of directors was $0.27 per share, which was paid on August 2, 2004 to stockholders of record on July 15, 2004. However, Mandalay has agreed in a definitive merger agreement discussed in the summary section of this prospectus under "Recent Developments" not to declare or pay any additional dividends pending the consummation of the merger contemplated by the agreement or the termination of the agreement if the merger is not consummated. If Mandalay incurs additional indebtedness as a result of its payment of cash dividends to its stockholders, it will increase its leverage.

        Our debt agreements impose restrictions on our operations.

        Our credit facilities impose operating and financial restrictions on us. These restrictions include, among other things, limitations on our ability to:

  •
  incur additional debt;

  •
  create liens or other encumbrances;

  •
  pay dividends or make other restricted payments;

  •
  make investments, loans or other guarantees;

  •
  sell or otherwise dispose of a portion of our assets; or

  •
  merge or consolidate with another entity.

        Each of our credit facilities contains a financial covenant that requires us not to exceed a total indebtedness ratio. Each credit facility also requires us to comply with a minimum interest coverage ratio. Our ability to borrow funds for any purpose will depend on our satisfying these tests.

        If we fail to comply with either of the financial covenants or any of the other restrictions contained in our credit facilities or any future financing agreements, an event of default could occur. An event of default could result in the acceleration of some or all of our debt. We would not have, and are not certain we would be able to obtain, sufficient funds to repay our indebtedness if it is accelerated, including our obligations under the debentures.

        The terrorist attacks of September 11, 2001 adversely impacted our operations and any future attacks, as well as any hostilities which may develop between the United States and other countries, could have a material adverse effect on our future operations.

        The terrorist attacks which occurred on September 11, 2001 had a pronounced impact on our operating results for the years ended January 31, 2002 and 2003. In addition, any hostilities between the United States and other countries, such as the recent war in Iraq, as well as any terrorist reprisals against American interests for such hostilities, or concern that such reprisals may be made, could negatively affect our business and the travel market. Our Las Vegas properties are particularly dependent on air travel for a substantial portion of their customers. We cannot predict the extent to which the war with Iraq and its aftermath, future security alerts or additional terrorist attacks may impact our operations.

        We and the joint ventures in which we participate are subject to extensive state and local regulation, and licensing and gaming authorities have significant control over our operations which could have an adverse effect on our business.

        The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. We currently conduct licensed gaming operations in Illinois, Michigan, Mississippi and Nevada through wholly owned subsidiaries and/or joint ventures. We are required by each of these states as well as the applicable local authorities in these states to hold various licenses and registrations, findings of suitability, permits and approvals to engage in gaming operations and to meet requirements of suitability. The gaming authorities in each state where we or a joint venture in which we participate conduct business may deny, limit, condition, suspend or revoke a gaming license, registration or finding of suitability. These gaming authorities also control approval of ownership interests in gaming operations. These gaming authorities may deny, limit, or suspend our or our joint ventures' gaming licenses, registrations, findings of suitability or the approval of any of our or our joint ventures' ownership interests in any of the licensed gaming operations conducted in these states for any cause they may deem reasonable.

        If we violate gaming laws or regulations that are applicable to us or any joint venture in which we participate, we may have to pay substantial fines or forfeit assets. If any of our or our joint ventures' gaming licenses are denied, suspended, revoked or not renewed this could have a material adverse effect on our business.

        To date, we and the joint ventures in which we participate have obtained all gaming licenses necessary for the operation of our existing gaming activities. However, gaming licenses and related approvals are privileges under Illinois, Michigan, Mississippi and Nevada law, and we cannot assure you that any new gaming license or related approvals that may be required in the future will be granted, or that our or our joint ventures' existing gaming licenses or related approvals will not be revoked, suspended or limited or will be renewed.

        The Nevada Gaming Commission may, in its discretion, require the holder of any securities that we issue, including the debentures and the shares of our common stock, to file applications, be investigated and be found suitable to own our securities if it has reason to believe that the security ownership would be inconsistent with the declared policies of the State of Nevada. If the Nevada Gaming Commission determines that a person is unsuitable to own our securities, then, under the Nevada Gaming Control Act and the regulations promulgated under this Act, we can be sanctioned, including the loss of our approvals, if without the prior approval of the Nevada Gaming Commission, we:

  •
  pay to the unsuitable person any dividend, interest or any distribution whatsoever;

  •
  recognize any voting right by the unsuitable person in connection with the securities;

  •
  pay the unsuitable person remuneration in any form; or

  •
  make any payment to the unsuitable person including any principal, redemption, conversion, exchange, liquidation or similar payment.

        Similar to Nevada, the Illinois Gaming Board, the Michigan Gaming Control Board and the Mississippi Gaming Commission have jurisdiction over the holders and beneficial owners of securities that we issue and may also require their investigation and approval. An applicant must pay all costs of investigation incurred by a gaming authority in conducting an investigation relating to the applicant.

        In Nevada as well as Illinois, Michigan and Mississippi, we may not make a public offering of our securities without the prior approval of the applicable gaming authorities if we intend to use the securities or proceeds from the offering to:

  •
  construct, acquire or finance gaming properties in these states; or

  •
  retire or extend obligations incurred for these purposes or for similar transactions.

        On April 17, 2003, the Nevada Gaming Commission granted to us prior approval to make public offerings of our securities for a period of two years subject to some conditions. This approval also applies to any affiliated company that we wholly own which is a publicly traded corporation or would become a publicly traded corporation after a public offering. This approval also permits our registered and licensed subsidiaries to guarantee any security, and to pledge their assets to secure the payment or performance of any obligation evidenced by a security, issued by us or our wholly owned public affiliates in a public offering under the approval. However, this approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada State Gaming Control Board and must be renewed biennially. The approval does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of this prospectus or the investment merits of the securities being offered by this prospectus. Any statement indicating otherwise is unlawful. We have received a similar approval from the Mississippi Gaming Commission which is effective until January 16, 2006.

        From time to time, various proposals are introduced in the legislatures of some of the jurisdictions in which we operate that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and our company in particular. Legislation of this type may be enacted in the future. The federal government has also previously considered a federal tax on casino revenues and may consider such a tax in the future. In addition, gaming companies are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. For example, effective July 1, 2002, Grand Victoria began paying higher gaming taxes pursuant to new legislation in Illinois and, effective July 1, 2003, it began paying even higher gaming taxes pursuant to new legislation signed by the Governor of Illinois on June 20, 2003. New tax legislation signed into law by the Governor of Nevada on July 22, 2003 also increased the taxes applicable to our Nevada operations and those of our Nevada joint ventures. And, on August 17, 2004, the Governor of Michigan signed new legislation providing for an increase in the gaming tax applicable to our 53.5% owned MotorCity Casino. If additional legislation of a similar nature is enacted in one or more of the states where we or our joint ventures operate, or if there is any material increase in state and local taxes and fees, our business, financial condition and results of operations could be adversely affected.

  We face substantial competition in the hotel and casino industry.

        The hotel and casino industry is very competitive. Our hotel-casino operations in Las Vegas, which are conducted primarily from properties located along the Las Vegas Strip, currently compete with numerous other major hotel-casinos and a number of smaller casinos located on or near the Las Vegas Strip. Our Las Vegas operations also compete with casinos located in downtown Las Vegas, in Las Vegas' suburban areas and, to a lesser extent, with casino and hotel properties in other parts of Nevada, including Laughlin, Reno and along I-15 (the principal highway between Las Vegas and southern California) near the California-Nevada state line. Las Vegas casinos, including our own, also compete with Native American casinos in southern California (the principal source of business for Las Vegas casinos, including our own) and central Arizona and, to a lesser extent, with casinos in other parts of the country.

        Circus Circus-Reno competes with seven other major casinos (the majority of which offer hotel rooms), including Silver Legacy, a hotel-casino complex with 1,711 guest rooms, which is 50%-owned by one of our wholly owned subsidiaries. Circus Circus-Reno and Silver Legacy also compete with numerous other smaller casinos in the greater Reno area and, to a lesser extent, with casinos and hotels in Lake Tahoe and other parts of Nevada. Reno casinos, including our own, also compete with Native American gaming in California and the northwestern United States.

        In Laughlin, Colorado Belle and Edgewater, which together accounted for approximately 25% of the rooms in Laughlin as of April 30, 2004, compete with seven other Laughlin casinos. They also compete with the hotel-casinos in Las Vegas and those on I-15 near the California-Nevada state line, as well as a growing number of Native American casinos in Laughlin's regional market. The expansion of hotel and casino capacity in Las Vegas in recent years and the growth of Native American casinos in central Arizona and southern California have had a negative impact on Laughlin area properties, including Colorado Belle and Edgewater, by drawing visitors from the Laughlin market. This has, in turn, resulted in increased competition among Laughlin properties for a reduced number of visitors which contributes to generally lower revenues and profit margins at Laughlin properties, including Colorado Belle and Edgewater.

        Our Jean, Nevada properties, Gold Strike and Nevada Landing, are located on I-15, approximately 25 miles south of Las Vegas and 12 miles north of the California-Nevada border. These properties attract their customers almost entirely from the large number of people traveling between Las Vegas and southern California. Accordingly, these properties compete with the large concentration of hotel, casino and other entertainment options available in Las Vegas as well as three hotel-casinos located at the California-Nevada border. The growth of Native American casinos in southern California has also drawn visitors from the Jean, Nevada market.

        Gold Strike-Tunica competes with other casinos in Tunica County, Mississippi, including a hotel-casino which is closer to Memphis, the largest city in Tunica County's principal market. Gold Strike-Tunica's hotel tower provides this property with the second largest number of guest rooms in Tunica County.

        Grand Victoria is a 50%-owned riverboat casino and land-based entertainment complex in Elgin, Illinois, a suburb approximately 40 miles northwest of downtown Chicago. Grand Victoria is one of nine licensed gaming riverboats currently operating in Illinois and is located approximately 20 miles and 40 miles, respectively, from its nearest competitors in Aurora, Illinois and Joliet, Illinois. Legislation in Illinois, which would allow a casino in Rosemont, approximately 16 miles from Grand Victoria, is being challenged in court.

        MotorCity Casino, a 53.5%-owned casino in Detroit, Michigan, is one of three licensed casinos in Detroit. In addition to the other two Detroit casinos, MotorCity Casino competes with a government-owned casino and a racetrack which has an estimated 2,000 slot machines, each of which is located in Windsor, Ontario, directly across the Detroit River from Detroit. A number of Native American casinos are currently operating in central and northern Michigan, but the nearest of these casinos is approximately 150 miles from Detroit.

        Gaming has expanded dramatically in the United States in recent years. Forms of gaming include:

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  riverboats;

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  dockside gaming facilities;

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  Native American gaming ventures;

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  land-based casinos;

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  state-sponsored lotteries;

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  racetracks, including slot machines at racetracks;

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  off-track wagering;

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  Internet gaming; and

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  card parlors.

        Since 1990, when there were casinos in only three states (excluding casinos on Native American lands), gaming has spread to a number of additional states. In addition, other states are currently considering, or may in the future consider, legalizing casino gaming in specific geographic areas within their states. Many Native American tribes conduct casino gaming throughout the United States. Other Native American tribes are in the process of establishing, are considering establishing, or have introduced legislation to permit, gaming at additional locations, including sites in California and Arizona. The competitive impact on Nevada gaming establishments, in general, and our operations, in particular, from the continued growth of gaming in jurisdictions outside Nevada cannot be determined at this time, but, depending on the nature, location and extent of the growth of those operations, the impact could be material.

        The continued growth of Native American gaming in California could have a material adverse effect on our Nevada operations.

        On March 7, 2000, California voters approved Proposition 1A which amended the California constitution and legalized "Nevada-style" gaming on Native American reservations. The passage of this amendment has allowed the expansion of existing Native American gaming operations, as well as the opening of new Native American gaming facilities, in California. Most Native American tribes in California currently may operate up to 2,000 slot machines, and up to two gaming facilities may be operated on any one reservation. The number of machines the tribes are allowed to operate may increase as a result of any new or amended compacts the tribes may enter into with the State of California that receive the requisite approvals, such as has been the case with respect to a number of new or amended compacts recently executed and approved. Many existing Native American gaming facilities in California are modest compared to the larger Las Vegas and Reno casinos. However, some Native American tribes have established large-scale hotel and gaming facilities in California. In June 2003, a significant new Native American casino development opened in northern California, which is placing additional competitive pressure on our operations in the Reno market. Numerous other tribes are at various stages of planning new or expanded facilities.

        Our operations in Reno, Nevada have been adversely impacted by the growth in Native American gaming in northern California that has occurred to date, and our operations in Laughlin and Jean, Nevada have been adversely impacted by the growth of Native American gaming in southern California. The continued growth of Native American gaming establishments in California could have a material adverse effect on our Nevada operations.

  Certain construction risks may arise during the building of any new properties.

        Any major construction project we, or any joint venture in which we own an interest, may undertake will involve many risks. These risks include potential shortages of materials and labor, work stoppages, labor disputes, weather interference, unforeseen engineering, environmental or geological problems and unanticipated cost increases, any of which can give rise to delays or cost overruns. Construction, equipment or staffing requirements or problems or difficulties in obtaining any of the requisite licenses, permits, allocations or authorizations from regulatory authorities can increase the cost or delay the construction or opening of the facility or otherwise affect the project's planned design and features. It is possible that we may change budget and construction plans we have developed for a project for competitive or other reasons.

        In addition to all of the risks referred to in the preceding paragraph, the Detroit joint venture's construction of its planned expansion to its facility is dependent on the satisfactory resolution of the litigation described in the documents we have incorporated by reference. Although a revised development agreement has been approved by the City of Detroit which eliminates the distinction between a temporary casino and a permanent casino, and, in addition, provides for the expansion of the current MotorCity Casino facility by adding 400 hotel rooms, expanding our gaming area, adding a theater, convention space and additional restaurants, retail space and parking, by court order this construction is currently being held in abeyance pending resolution of litigation.

        There can be no assurance as to the commencement or successful completion of any project we or any joint venture in which we are a participant may undertake, including the Detroit joint venture's planned expansion of MotorCity Casino.

Risks Relating to the Debentures

        Mandalay is a holding company and depends on the business of its subsidiaries to satisfy its obligations under the debentures.

        Mandalay is a holding company and its assets consist primarily of investments in its subsidiaries. Our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. Consequently, Mandalay's cash flow and its ability to meet its debt service obligations depend on:

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  the cash flow of its subsidiaries; and

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  the payment of funds by the subsidiaries to Mandalay in the form of loans, dividends or otherwise.

        Mandalay's subsidiaries are not obligated to make funds available to it for payment on the debentures or otherwise. In addition, the ability of Mandalay's subsidiaries to make any payments to it will depend on:

  •
  their earnings;

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  the terms of their indebtedness;

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  business and tax considerations; and

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  legal and regulatory restrictions.

        These payments may not be adequate to pay interest and principal on the debentures when due. In addition, the ability of Mandalay's subsidiaries to make payments to it depends on applicable law and debt instruments to which they or we are or become parties, which may include requirements to maintain minimum levels of working capital and other assets.

        Your right to receive payments on these debentures will be effectively subordinated to the rights of our existing and any future secured creditors. The debentures are also effectively subordinated to any existing and future liabilities of our subsidiaries.

        The debentures represent unsecured obligations of Mandalay. Although Mandalay's only secured debt as of the date of this prospectus is $136.8 million under a lease agreement we entered into on June 30, 2003, we are not restricted under the indenture from incurring additional secured debt, and holders of our existing and any future secured indebtedness will have claims that are superior to your claims as holders of the debentures to the extent of the value of the assets securing that other indebtedness. In the event of any distribution or payment of Mandalay's assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have superior claims to those of Mandalay's assets that constitute their collateral. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the debentures. Holders of the debentures will participate ratably in our remaining assets with all holders of our unsecured indebtedness that ranks equally in right of payment with the debentures and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor. As a result, holders of debentures may receive less, ratably, than holders of secured indebtedness.

        In addition, Mandalay is a holding company and conducts substantially all its operations through its subsidiaries. As a result, holders of the debentures will be effectively subordinated to the liabilities of Mandalay's subsidiaries, which totalled $698.6 million as of July 31, 2004. Therefore, in the event of the insolvency or liquidation of a subsidiary, following payment by such subsidiary of its liabilities, such subsidiary may not have sufficient remaining assets to make payments to Mandalay as a shareholder or otherwise after the payment of its liabilities so that Mandalay can meet its obligations including its obligations to you under the debentures. In the event of a default by a subsidiary under any credit arrangement or other indebtedness, its creditors could accelerate such debt, prior to such subsidiary distributing amounts to Mandalay that it could have used to make payments on the debentures. In addition, if Mandalay causes a subsidiary to pay a dividend to it to make payment on the debentures and such dividend were determined to be a fraudulent transfer, holders of the debentures would be required to return the payment to the subsidiary's creditors.

        Our subsidiaries have also guaranteed Mandalay's obligations under its revolving credit facility, making the indebtedness owed under this credit facility structurally senior to the debentures. As of the date of this prospectus, we have $280 million outstanding under our $850 million revolving credit facility.

        If Mandalay fails to deliver common stock it is obligated to deliver upon conversion of a debenture and thereafter becomes the subject of bankruptcy proceedings, a holder's claim for damages arising from Mandalay's failure could be subordinated to all of its existing and future obligations.

        We may not have the ability to raise the funds necessary to finance the change in control purchase option or the purchase at the option of the holder provisions of the indenture.

        Upon the occurrence of certain specific kinds of change in control events occurring on or before March 21, 2008 and on the 2008, 2013, 2018, 2023 and 2028 purchase dates, we will be required to offer to repurchase all outstanding debentures. However, it is possible that we will not have sufficient funds available at such time to make the required repurchase of debentures. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change in control" under the debentures. See "Description of Debentures—Change in Control Permits Purchase of Debentures by Us at the Option of the Holder."

        The occurrence of a change in control could also constitute a default under our revolving credit facility and/or any of our future credit facilities. The lenders under our revolving credit facility and any future credit facilities may also have the right to prohibit any required purchase or redemption of the debentures, in which event we would be in default on the debentures. For further discussion, see "Description of Debentures—Change in Control Permits Purchase of the Debentures by Us at the Option of the Holder" and the discussion in the summary section of this prospectus under "Recent Developments."

        As a holder of the debentures or common stock issuable upon conversion of the debentures, you may be required to comply with registration, licensing, qualification or other requirements under gaming laws or dispose of your securities.

        The gaming authority of any jurisdiction in which we currently or in the future conduct or propose to conduct gaming, either through our subsidiaries or a joint venture, may require that a holder of the debentures or common stock issuable upon conversion of the debentures be registered, licensed, qualified or found suitable, or comply with any other requirement under applicable gaming laws. If you purchase or otherwise accept an interest in the debentures, by the terms of the indenture, you will agree to comply with all of these requirements, including your agreement to register or apply for a license, qualification or a finding of suitability, or comply with any other requirement, within the required time period, as provided by the relevant gaming authority. If you fail to apply to be, or fail to become, registered, licensed or qualified, or are found unsuitable or fail to comply with any other requirement of a gaming authority, then we will have the right, at our option, to:

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  require you to sell your debentures or beneficial interest in the debentures within 30 days after you receive notice of our election, or any earlier date that the relevant gaming authority may request or prescribe; or

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  redeem your debentures (possibly within less than 30 days following the notice of redemption if requested or prescribed by the gaming authority) at a price equal to the lesser of:

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  your cost;

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  100% of the accreted principal amount of the debentures, plus accrued and unpaid interest, if any, to the redemption date or the date of any failure to comply, whichever is earlier; and

  •
  any other amount required by applicable law or by order of any gaming authority.

        We will notify the indenture trustee in writing of any redemption as soon as practicable. We will not be responsible for any costs or expenses you may incur in connection with your registration, application for a license, qualification or a finding of suitability, or your compliance with any other requirement of a gaming authority. The indenture also provides that as soon as you are required to sell your debentures as a result of a gaming authority action, you will, to the extent required by applicable gaming laws, have no further right:

  •
  to exercise, directly or indirectly, any right conferred by the debentures; or

  •
  to receive from us any interest, dividends or any other distributions or payments, or any remuneration in any form, relating to the debentures, except the redemption price we refer to above.

See "Description of Debentures—Mandatory Disposition Pursuant to Gaming Laws."

        An active trading market for the debentures may not develop.

        We cannot assure you that an active trading market will develop or as to the liquidity or sustainability of any such market that has developed since the issuance of the debentures or the price at which holders of the debentures will be able to sell their debentures. To the extent that an active trading market does not develop or is developed but cannot be sustained, the liquidity and trading prices for the debentures may be harmed. Future trading prices of the debentures will depend upon many factors including prevailing interest rates, the market for similar securities, the price of our shares of common stock and our operating performance.

        The price of our common stock historically has been volatile, which may make it difficult for you to resell the debentures or the common stock into which the debentures are convertible, and the sale of substantial amounts of our common stock could adversely impact the price of our common stock.

        Subject to certain conditions, the debentures are convertible into shares of our common stock. Also, we have the option to pay holders of debentures in common stock if a holder requires us to repurchase debentures. The market price of our common stock historically has experienced and may continue to experience high volatility, and the broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially. The trading price of the debentures is expected to be affected significantly by the price of our common stock.

        In addition, the sale of substantial amounts of our common stock could adversely impact its prices. As of July 31, 2004, options to purchase 782,934 shares of our common stock were outstanding (of which 222,234 were exercisable). In the event that a large number of shares of our common stock are sold in the public market, the price of our common stock may fall.

        The transactions contemplated by the definitive merger agreement we have entered into with MGM MIRAGE may not be consummated, and, if they are not consummated, the market price of our common stock may be adversely impacted.

        The definitive merger agreement we have entered into with MGM MIRAGE, which provides for the merger of a wholly owned subsidiary of MGM MIRAGE with and into Mandalay and the purchase by MGM MIRAGE of each outstanding share of Mandalay common stock for $71.00 in cash, is subject to the approval of Mandalay's stockholders. It is also subject to the satisfaction of customary closing conditions contained in the definitive merger agreement, including the receipt of all necessary regulatory and governmental approvals. Accordingly, there can be no assurance the transactions contemplated by the definitive merger agreement will be consummated.

        Prior to the public announcement of MGM MIRAGE's offer to purchase Mandalay, our common stock was trading substantially below the levels at which it has traded since that announcement. The cash consideration to be paid for our outstanding common stock if the merger is consummated represents a 17.8% premium over the closing price of Mandalay common stock on the New York Stock Exchange on June 4, 2004, the last full trading session prior to the public announcement of MGM MIRAGE's offer to purchase Mandalay, and a 26.4% premium over the average closing price of Mandalay common stock on the New York Stock Exchange for the three months preceding that announcement. In the event the transactions contemplated by the definitive merger agreement are not consummated, the market price of our common stock may change to the extent that the current market price of our common stock reflects an assumption that the merger will be consummated. The trading price of the debentures is expected to be affected significantly by the price of our common stock.

        You should consider the United States federal income tax consequences of owning the debentures.

        The debentures are characterized as indebtedness for U.S. federal income tax purposes. Accordingly, you will be required to include, in your income, interest with respect to the debentures.

        The debentures are also characterized as contingent payment debt instruments for U.S. federal income tax purposes, and are subject to U.S. federal income tax regulations applicable to contingent payment debt instruments. Consequently, the debentures are treated as issued with original issue discount for United States federal income tax purposes, and you will be required to include the tax original issue discount in your income as it accrues. The amount of tax original issue discount required to be included by you in income for each year generally will be in excess of the payments and accruals on the debentures for non-tax purposes (i.e., in excess of the stated quarterly regular interest payments and accruals and any contingent interest payments) in that year.

        You will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a debenture in an amount equal to the difference between the amount realized, including the fair market value of any of our common stock received, and your adjusted tax basis in the debenture. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a debenture will be treated as ordinary interest income. A discussion of the United States federal income tax consequences of ownership of the debentures is contained in this prospectus under the heading "Material United States Federal Income Tax Considerations."

FORWARD-LOOKING STATEMENTS

        This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance and business, including:

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  statements relating to our business strategy;

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  our current and future development plans; and

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  statements that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan" or similar expressions.

        These forward-looking statements are subject to risks, uncertainties, and assumptions about us and our operations that are subject to change based on various important factors, some of which are beyond our control. The following factors, among others, could cause our financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in our forward-looking statements:

  •
  the possibility that the merger described in the summary section of this prospectus under "Recent Developments" will not occur;

  •
  our development and construction activities and those of the joint ventures in which we participate;

  •
  competition;

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  our dependence on existing management;

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  leverage and debt service (including sensitivity to fluctuations in interest rates and ratings which national rating agencies assign to our outstanding debt securities);

  •
  domestic and global economic, credit and capital market conditions;

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  changes in federal or state tax laws or the administration of these laws;

  •
  changes in gaming laws or regulations (including the legalization or expansion of gaming in certain jurisdictions);

  •
  expansion of gaming on Native American lands, including lands in California;

  •
  applications for licenses and approvals under laws and regulations that apply to us, including gaming laws and regulations;

  •
  regulatory or judicial proceedings;

  •
  the consequences of any future security alerts and/or terrorist attacks such as the attacks that occurred on September 11, 2001;

  •
  the consequences of the war in Iraq and its aftermath; and

  •
  the risks described under the heading "Risk Factors."

        If one or more of the assumptions underlying our forward-looking statements proves incorrect, then our actual results, performance or achievements in our fiscal 2005 and beyond could differ materially from those expressed in, or implied by, the forward-looking statements contained or incorporated by reference in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking statements.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, whether as a result of new information, changed assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale by the selling securityholders of the debentures or the common stock issuable upon conversion of the debentures. See "Selling Securityholders."

RATIO OF EARNINGS TO FIXED CHARGES

        The table below sets forth the ratio of earnings to fixed charges of Mandalay Resort Group and its consolidated subsidiaries on a historical basis for each of the periods indicated:

Fiscal Year Ended January 31,					Six Months Ended July 31,
2000	2001	2002	2003	2004	2003	2004
1.47x	1.85x	1.50x	1.91x	2.30x	2.39x	3.65x

        For purposes of determining the ratio of earnings to fixed charges, earnings are defined as net income before fixed charges, income taxes and minority interest, adjusted to exclude capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs, Mandalay's proportionate share of the interest cost of 50%-owned ventures, and the estimated interest component of rental expense. Fixed charges for the six months ended July 31, 2003 and the year ended January 31, 2004 do not include the loss on early extinguishment of debt of $6.3 million (net of related gain on swap terminations).

DESCRIPTION OF DEBENTURES

        We issued the debentures under a senior indenture, dated as of March 21, 2003, between us and The Bank of New York, as trustee.

        The following summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the debentures and the indenture. We urge you to read the indenture and the form of the debentures, which you may obtain from us upon request, because they and not this description define your rights in respect of the debentures. As used in this description, all references to "Mandalay Resort Group," "we," "us" or "our" mean Mandalay Resort Group, excluding, unless otherwise expressly stated or the context otherwise requires, any of its subsidiaries.

General

        The debentures are limited to $400,000,000 aggregate original principal amount. The debentures, which are issued only in registered form without coupons in denominations of $1,000 original principal amount and any integral multiple of $1,000 above that amount, include $350,000,000 principal amount originally issued on March 21, 2003 and $50,000,000 principal amount originally issued on April 2, 2003 upon exercise of an overallotment option granted to the initial purchasers of the debentures. The debentures will mature on March 21, 2033. On the maturity date of the debentures, a holder will receive the accreted principal amount of a debenture. The accreted principal amount will equal the original principal amount of $1,000 per debenture increased by a variable yield, which until March 21, 2008 will be 0% per annum and commencing on March 21, 2008 will be reset quarterly to a rate of 3-month LIBOR plus .75% per annum. Regardless of the level of 3-month LIBOR, however, this yield will never exceed 6.75% per annum. The principal amount of the debentures will accrete daily beginning March 21, 2008 at the applicable yield. The rate of accretion will be applied to the accreted principal amount per debenture as of the day preceding the most recent yield reset date. LIBOR reset dates will be each March 21, June 21, September 21 and December 21, commencing on March 21, 2008. The yield will be calculated using the actual number of days elapsed between the LIBOR reset dates divided by 360.

        The debentures bear regular interest at an annual rate equal to 3-month LIBOR, reset quarterly, plus .75% on the original principal amount from the date of issuance, or from the most recent date to which regular interest has been paid or provided for, until March 21, 2008. During this period regular interest will be payable quarterly in arrears on March 21, June 21, September 21 and December 21 of each year, beginning June 21, 2003, to the person in whose name a debenture is registered at the close of business on the March 6, June 6, September 6 or December 6, as the case may be, immediately preceding the relevant interest payment date. Each payment of regular interest will include interest accrued for the period, which we refer to as an interest period, commencing on and including the immediately preceding interest payment date (or, if none, the date of issuance) to, but excluding the applicable interest payment date. Regular interest on the debentures will be computed using the actual number of days elapsed between the LIBOR reset dates divided by 360. Contingent interest, if any, which is described below, will be in addition to the regular interest and accreted principal.

        If any interest payment date (other than an interest payment date coinciding with the maturity date or earlier redemption date or purchase date) of a debenture falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day, provided that, if that business day falls in the next succeeding calendar month, the interest payment date will be brought forward to the immediately preceding business day. If the maturity date, redemption date or purchase date of a debenture would fall on a day that is not a business day, the required payment of interest, if any, and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the maturity date, redemption date or purchase date to such next succeeding business day. The term "business day" means, with respect to any debenture, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close, provided that day is also a London banking day. The term London banking day is defined below under "—3-month LIBOR."

        The debentures are redeemable prior to maturity only on or after March 21, 2008 and as described below under "—Redemption of Debentures at Our Option," "—Purchase of Debentures by Us at the Option of the Holder" and "—Change in Control Permits Purchase of Debentures by Us at the Option of the Holder," and do not have the benefit of a sinking fund. Principal of and interest on the debentures is payable at the office of the paying agent, which is initially the trustee, or an office or agency maintained for that purpose, in the Borough of Manhattan, The City of New York. If certain conditions have been satisfied, the debentures may be presented for conversion at the office of the conversion agent, and for registration of transfer or exchange at the office of the registrar, each of these agents initially being the trustee. No service charge will be made for any registration of transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a registration of transfer or exchange.

        Maturity, conversion, purchase by us at the option of a holder or redemption of a debenture will cause interest to cease to accrue on that debenture. We may not reissue a debenture that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of a debenture.

3-month LIBOR

        Prior to March 21, 2008, the annual rate of regular interest payable on the debentures will be reset on the first day of each interest period for the debentures. Beginning on March 21, 2008, the yield on the debentures will be reset on each March 21, June 21, September 21 and December 21, which we call the LIBOR reset date. If any LIBOR reset date would otherwise be a day that is not a business day, that LIBOR reset date will be postponed to the next succeeding business day, except if that business day falls in the next succeeding calendar month, in which case that LIBOR reset date will be the immediately preceding business day.

        The trustee will determine 3-month LIBOR on the second London banking day preceding the related LIBOR reset date, which we refer to as the LIBOR determination date.

        "3-month LIBOR" means:

          (a)   the rate for three-month deposits in United States dollars commencing on the related LIBOR reset date, that appears on the Moneyline Telerate Page 3750 as of 11:00 A.M., London time, on the LIBOR determination date; or

          (b)   if no rate appears on the particular LIBOR determination date on the Moneyline Telerate Page 3750, the rate calculated by the trustee as the arithmetic mean of at least two offered quotations obtained by the trustee after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the trustee with its offered quotation for deposits in United States dollars for the period of three months, commencing on the related LIBOR reset date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on that LIBOR determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

          (c)   if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated by the trustee as the arithmetic mean of the rates quoted at approximately 11:00 A.M., New York time, on the particular LIBOR determination date by three major banks in The City of New York selected by the trustee for loans in United States dollars to leading

  European banks for a period of three months and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

          (d)   if the banks so selected by the trustee are not quoting as mentioned in clause (c), 3-month LIBOR in effect on the particular LIBOR determination date.

        "Moneyline Telerate Page 3750" means the display on Moneyline Telerate (or any successor service) on such page (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for United States dollars.

        "London banking day" means a day on which commercial banks are open for business, including dealings in United States dollars, in London.

        The debentures are debt instruments that are subject to the U.S. federal income tax regulations governing contingent payment debt instruments. Therefore, the debentures were issued with original issue discount for U.S. federal income tax purposes, which we refer to as tax original issue discount. Beneficial owners of the debentures are required to accrue interest income on the debentures for U.S. federal income tax purposes in the manner described herein, regardless of whether such owners use the cash or accrual method of tax accounting. Beneficial owners are required to accrue interest each year, as tax original issue discount, based on the rate at which we would issue a noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise similar to those of the debentures, rather than at a lower rate based on the accruals on the debentures for non-tax purposes (i.e., in excess of the stated quarterly regular interest payments and any contingent interest payments) actually received in that year. Accordingly, owners of debentures generally are required to include tax original issue discount as interest in taxable income in each year in excess of the accruals on the debentures for non-tax purposes. Furthermore, upon a sale, exchange, conversion or redemption of a debenture, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the debenture. The amount realized by you will include the fair market value of the stock you receive. Any gain on a sale, exchange, conversion or redemption of a debenture will be treated as ordinary interest income. You are expected to consult your own tax advisor as to the United States federal, state, local or other tax consequences of acquiring, owning and disposing of the debentures. A discussion of the U.S. federal income tax consequences of ownership of the debentures is contained in this prospectus under the heading "Material United States Federal Income Tax Considerations."

Ranking of Debentures

        The debentures are unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The debentures are structurally subordinated to the indebtedness and liabilities of our subsidiaries, including trade payables. As of July 31, 2004, our subsidiaries had approximately $698.6 million of total liabilities to which the debentures were structurally subordinated. In addition to these liabilities, our revolving credit facility is guaranteed by our subsidiaries, making the indebtedness owed under the revolving credit facility structurally senior to the debentures. As of July 31, 2004, we had approximately $2.8 billion of total debt outstanding, including $260 million outstanding under our revolving credit facility, and we had an additional $590 million available for borrowing under that facility. The debentures also effectively rank behind all of our secured debt. Although Mandalay's only secured debt as of the date of this prospectus is $136.8 million under a lease agreement entered into on June 30, 2003, we are not restricted under the indenture from incurring additional secured debt.

Conversion Rights

        If the Applicable Stock Price is less than or equal to the Base Conversion Price, the Conversion Rate will be the Base Conversion Rate.

        If the Applicable Stock Price is greater than the Base Conversion Price, the Conversion Rate will be determined in accordance with the following formula:

Base Conversion Rate +	[	(the Applicable Stock Price - the Base Conversion Price) the Applicable Stock Price	× the Incremental Share Factor	]

        The "Base Conversion Rate" is 17.452, subject to adjustment as described under "—Base Conversion Rate Adjustments." The "Base Conversion Price" is a dollar amount (initially $57.30) derived by dividing the accreted amount (which will be $1,000 until March 21, 2008) by the Base Conversion Rate. The "Incremental Share Factor" is 14.2789, subject to the same proportional adjustments as the Base Conversion Rate. The "Applicable Stock Price" is equal to the average of the closing sale prices of our common stock over the five-trading day period starting the third trading day following the conversion date of the debentures.

        A holder of a debenture otherwise entitled to a fractional share will receive cash in an amount equal to the value of the fractional share based on the Applicable Stock Price. Upon a conversion, we will have the right to deliver cash or a combination of cash and shares of our common stock, as described below.

        Holders may surrender debentures for conversion into shares of our common stock only if at least one of the conditions described below is satisfied. In addition, a debenture for which a holder has delivered a purchase notice or change in control purchase notice requiring us to purchase the debentures may be surrendered for conversion only if the notice is withdrawn in accordance with the indenture.

        Conversion Rights Based on Common Stock Price.    A holder may surrender a debenture or portions of debentures in integral multiples of $1,000 original principal amount for conversion into shares of our common stock in any calendar quarter (and only during that calendar quarter), if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than 120% of the Base Conversion Price (initially 120% of $57.30, or $68.76) as of the last day of such preceding calendar quarter.

        "Trading Day" means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System or, if our common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which our common stock is then traded.

        The accreted principal amount of a debenture will be equal to the original principal amount of $1,000 per debenture increased daily by a variable yield, which until March 20, 2008 will be 0% per annum and commencing on March 21, 2008 will be reset quarterly on each LIBOR reset date to a rate of 3-month LIBOR plus .75% per annum. Regardless of the level of 3-month LIBOR, however, this yield will never exceed 6.75% per annum. Because the Base Conversion Price of a debenture at any time is dependent upon the accreted principal amount of a debenture at that time, the conversion trigger price per share of our common stock, which is based on the Base Conversion Price, for periods ending after March 21, 2008 cannot be determined at this time. The following table indicates what the conversion trigger prices would be at March 21 of each year beginning 2008, assuming LIBOR was a constant 2.00%, 5.00% and 8.00% from March 21, 2008. This table represents an example of only three possibilities and you should realize that because LIBOR and therefore the yield of the debentures will fluctuate, the Base Conversion Price, and therefore the conversion trigger price, will differ, and may differ significantly, from the amounts shown below.

Hypothetical Conversion Trigger Prices

	Assuming 2.00% LIBOR		Assuming 5.00% LIBOR		Assuming 8.00% LIBOR
March 21,	Base Conversion Price	Conversion Trigger Price	Base Conversion Price	Conversion Trigger Price	Base Conversion Price	Conversion Trigger Price

2008	$57.30	$68.76	$57.30	$68.76	$57.30	$68.76
2009	58.89	70.66	60.64	72.77	61.23	73.48
2010	60.52	72.62	64.18	77.01	65.44	78.52
2011	62.19	74.63	67.92	81.51	69.93	83.91
2012	63.91	76.70	71.88	86.26	74.73	89.67
2013	65.68	78.82	76.08	91.29	79.86	95.83
2014	67.50	81.00	80.51	96.62	85.34	102.41
2015	69.37	83.25	85.21	102.25	91.20	109.43
2016	71.29	85.55	90.18	108.22	97.45	116.95
2017	73.27	87.92	95.44	114.53	104.14	124.97
2018	75.30	90.36	101.01	121.21	111.29	133.55
2019	77.38	92.86	106.90	128.28	118.93	142.72
2020	79.52	95.43	113.13	135.76	127.09	152.51
2021	81.73	98.07	119.73	143.68	135.82	162.98
2022	83.99	100.79	126.72	152.06	145.14	174.17
2023	86.31	103.58	134.11	160.93	155.10	186.12
2024	88.70	106.44	141.93	170.31	165.75	198.90
2025	91.16	109.39	150.21	180.25	177.13	212.55
2026	93.68	112.42	158.97	190.76	189.28	227.14
2027	96.28	115.53	168.24	201.89	202.28	242.73
2028	98.94	118.73	178.05	213.66	216.16	259.39
2029	101.68	122.02	188.44	226.13	231.00	277.20
2030	104.50	125.40	199.43	239.31	246.85	296.22
2031	107.39	128.87	211.06	253.27	263.80	316.56
2032	110.37	132.44	223.37	268.05	281.90	338.28
2033	113.42	136.11	236.40	283.68	301.25	361.50

*
This table assumes no events have occurred that would require an adjustment to the conversion rate.

        Conversion Rights Upon Credit Rating Downgrade. Holders may also surrender a debenture or portions of debentures in integral multiples of $1,000 original principal amount for conversion into shares of our common stock during any period in which (i) the credit rating assigned to the debentures by Standard & Poor's Ratings Services, a division of The McGraw-Hill Corporation, Inc., or its successors, is at or below B+ or the equivalent or (ii) the credit rating assigned to the debentures by Moody's Investor Services, or its successors, is at or below B2 or the equivalent.

        Conversion Rights Upon Notice of Redemption. A holder may surrender a debenture or portions of debentures in integral multiples of $1,000 original principal amount called for redemption for conversion into shares of our common stock at any time prior to the close of business on the second business day preceding the redemption date, even if the debentures are not otherwise convertible at such time. A debenture for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase the debenture may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

        Conversion Rights Upon Occurrence of Certain Corporate Transactions.    If we are party to a consolidation, merger or binding share exchange pursuant to which shares of our common stock would be converted into cash, securities or other property, a holder may surrender a debenture or portions of debentures in integral multiples of $1,000 original principal amount for conversion into shares of our common stock at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert a debenture into shares of our common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property of Mandalay Resort Group or another person which the holder would have received if the holder had converted the holder's debenture immediately prior to the transaction. If such transaction also constitutes a change in control, the holder will be able to require us to purchase all or a portion of such holder's debentures as described under "—Change in Control Permits Purchase of Debentures by Us at the Option of the Holder." See the discussion in the summary section of this prospectus under "Recent Developments" concerning a definitive merger agreement relating to the merger of a wholly owned subsidiary of MGM MIRAGE with and into Mandalay which, if consummated, will constitute a "change of control" as defined in the indenture governing the debentures.

        In the event we elect to make a distribution described in the third or fourth bullet of the paragraph under the caption "—Base Conversion Rate Adjustments" below describing adjustments to the Conversion Rate, which distribution, in the case of distributions described in the fourth bullet, has a per share value equal to more than 15% of the sale price of shares of our common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of debentures at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the debentures may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place.

        Upon conversion of debentures, a holder will not receive any cash payment of interest (unless such debentures or portions thereof have been called for redemption on a redemption date that occurs between a regular record date and the interest payment date to which it relates). Our delivery to the holder of the full number of shares of our common stock into which the debenture is convertible, together with any cash payment for such holder's fractional shares, or cash or a combination of cash and shares of our common stock in lieu thereof, will be deemed:

  •
  to satisfy our obligation to pay the accreted principal amount of the debenture; and

  •
  to satisfy both our obligation to pay accrued but unpaid interest, including contingent interest, if any, attributable to the period from the most recent interest payment date through the conversion date.

        As a result, increases in the accreted principal amount and unpaid interest, including contingent interest, if any, through the conversion date are deemed to be paid in full rather than cancelled, extinguished or forfeited.

        Notwithstanding the above, if debentures are converted after a record date but prior to the next succeeding interest payment date, holders of such debentures at the close of business on the record date will receive the interest payable on such debentures on the corresponding interest payment date notwithstanding the conversion. Such debentures, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the debentures so converted, unless such debentures have been called for redemption on a redemption date that occurs between a regular record date and the interest payment date to which it relates, in which case no such payment shall be required.

        A certificate for the number of full shares of our common stock into which any debentures are converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon conversion, see "Material United States Federal Income Tax Considerations—Sale, Exchange, Conversion or Redemption."

        In lieu of delivery of shares of our common stock upon conversion of any debentures, for all or any portion of the debentures, we may elect to pay holders surrendering debentures an amount in cash per debenture (or a portion of a debenture) equal to the Applicable Stock Price multiplied by the

Conversion Rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already delivered an irrevocable cash settlement notice to the conversion agent or informed holders of our election in connection with our optional redemption of the debentures as described under "—Redemption of Debentures at Our Option." Shares of our common stock and cash deliverable upon conversion will be delivered through the conversion agent no later than the third business day following the determination of the Applicable Stock Price. If we elect to pay all of the payment in cash, the payment will be made to holders surrendering debentures no later than the tenth business day following the applicable conversion date. If an event of default, as described under "—Events of Default; Waiver and Notice" below (other than a default in a cash payment upon conversion of the debentures), has occurred and is continuing, we may not pay cash upon conversion of any debentures or portion of the debentures (other than cash for fractional shares).

        To convert a debenture into shares of common stock, a holder must:

  •
  complete and manually sign the conversion notice on the back of the debenture or complete and manually sign a facsimile of the conversion notice and deliver the conversion notice to the conversion agent;

  •
  surrender the debenture to the conversion agent;

  •
  if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

  •
  if required, pay all transfer or similar taxes.

        Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

        We may, at any time prior to the conversion date, elect to exercise our right to deliver cash in lieu of shares for all or a portion of the shares due to holders upon conversion of the debentures ("cash settle") by delivering to the conversion agent an irrevocable notice of such election setting forth the number of shares per $1,000 original principal amount of debentures that shall be cash settled by us if and when any holder elects to convert its debentures into shares. Within two business days after delivery of the irrevocable cash settlement notice, we must issue a press release (also to be made available on our Web site on the World Wide Web) stating our election to cash settle and the number of shares per $1,000 original principal amount of debentures that must be cash settled by us when a holder elects to convert debentures into shares.

        Upon delivery of an irrevocable cash settlement notice, we will be required to pay each holder that exercises its right to convert its debentures into shares an amount of cash for the cash settled shares and shall no longer have the right to deliver shares in respect of the cash settled shares upon conversion of such debentures. In the event that the conversion rate is greater than the number of cash settled shares, we will continue to have the right to cash settle all or a portion of such additional shares. Furthermore, we may, at any time, deliver additional irrevocable cash settlement notices for the purpose of increasing the number of cash settled shares. We will issue a press release within two business days after any such notice is delivered setting forth the increase in the number of cash settled shares and the total amount of cash settled shares.

        See "Recent Developments" in the summary section of this prospectus for more information on our election to deliver cash in lieu of shares upon conversion of the debentures.

        Base Conversion Rate Adjustments.    The Conversion Rate will be adjusted for:

  •
  dividends or distributions on shares of our common stock payable in shares of our common stock or other capital stock of Mandalay Resort Group;

  •
  subdivisions, combinations or certain reclassifications of shares of our common stock;

  •
  distributions to all holders of shares of our common stock of certain rights to purchase shares of our common stock for a period expiring within 60 days at less than the sale price per share of our common stock at the time; and

  •
  distributions to all holders of shares of our common stock of our assets (including shares of capital stock of a subsidiary) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings other than extraordinary cash dividends). "Extraordinary cash dividends" means the amount of any cash dividend or distribution that together with all other cash dividends paid during the preceding 12-month period, are on a per share basis in excess of the sum of (i) 5% of the sale price of the shares of our common stock on the day preceding the date of declaration of such dividend or distribution and (ii) the quotient of the amount of any contingent cash interest paid on a debenture during such 12-month period divided by the number of shares of common stock issuable upon conversion of a debenture at the conversion rate in effect on the payment date of such contingent cash interest.

        In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the Conversion Rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

        No adjustment to the Conversion Rate or the ability of a holder of a debenture to convert will be made if Mandalay Resort Group provides that holders of debentures will participate in the transaction without conversion or in certain other cases.

        In addition, the indenture provides that upon conversion of the debentures, the holders of the debentures will receive, in addition to the shares of our common stock issuable upon their conversion, the rights related to our common stock pursuant to our existing and any future shareholder rights plan, whether or not those rights have separated from the common stock at the time of the conversion. However, there shall not be any adjustment to the conversion privilege or Conversion Rate as a result of:

  •
  the issuance of the rights;

  •
  the distribution of separate certificates representing the rights;

  •
  the exercise or redemption of such rights in accordance with any rights agreement; or

  •
  the termination or invalidation of the rights.

        The indenture permits us to increase the Conversion Rate from time to time.

        In the event of:

  •
  a taxable distribution to holders of shares of our common stock which results in an adjustment of the Conversion Rate; or

  •
  an increase in the Conversion Rate at our discretion,

the holders of the debentures may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend. See "Material United States Federal Income Tax Considerations—Constructive Dividends to Holders of Debentures."

        Upon determination that debenture holders are or will be entitled to convert their debentures into shares of our common stock in accordance with the foregoing provisions, we will issue a press release and publish the information on our website on the World Wide Web.

Contingent Interest

        Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of the debentures during any six-month period from March 22 to September 21 or September 22 to March 21, commencing after March 21, 2008, if the average market price of the debentures for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the accreted principal amount of the debentures.

        During any period when contingent interest shall be payable, the contingent interest payable per debenture in respect of any six-month period in which contingent interest is payable will equal the annual rate of .25% of the average market price of a debenture for the five trading day measuring period. For United States federal income tax purposes, the debentures will constitute contingent payment debt instruments.

        Contingent interest, if any, will accrue and be payable on the June 21 and September 21 or December 21 and March 21, as the case may be, next succeeding the first day of the relevant six-month period to holders of the debentures as of the record date relating to such dates.

        The market price of a debenture on any date of determination means the average of the secondary market bid quotations per debenture obtained by the bid calculation agent for $5 million aggregate original principal amount of debentures at approximately 4:00 p.m., New York City time, on such determination date from three independent, nationally recognized securities dealers we select, provided that if:

  •
  at least three such bids are not obtained by the bid calculation agent, or

  •
  in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the debentures,

then the market price of the debentures will equal (i) the then applicable Conversion Rate of the debentures multiplied by (ii) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

        The bid calculation agent will initially be The Bank of New York. However, we may change the bid calculation agent. The bid calculation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the debentures.

        Upon determination that debenture holders will be entitled to receive contingent interest during a relevant six-month period, we will issue a press release and publish such information on our website on the World Wide Web as soon as practicable.

Redemption of Debentures at Our Option

        Except as required by a gaming regulatory authority, as described under "—Mandatory Disposition Pursuant to Gaming Law" below, prior to March 21, 2008, the debentures will not be redeemable at our option. Beginning on March 21, 2008 and thereafter, we may redeem the debentures for cash at any time as a whole, or from time to time in part. The redemption price of a debenture will be the accreted principal amount of such debenture on the redemption date, plus accrued and unpaid interest to, but excluding, such date. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of the debentures. The notice of redemption will inform the holders of our election to deliver shares of our common stock or to pay cash or a combination of cash and common stock in the event that a holder elects to convert debentures in connection with the redemption.

        If we decide to redeem fewer than all of the outstanding debentures, the trustee may select the debentures by lot, pro rata, or by another method the trustee considers fair and appropriate.

        If the trustee selects a portion of your debentures for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be the portion selected for redemption.

        The accreted principal amount of a debenture will be equal to the original principal amount of $1,000 per debenture increased daily by a variable yield, which until March 20, 2008 will be 0% per annum and commencing on March 21, 2008 will be reset quarterly on the LIBOR reset date to a rate of 3-month LIBOR plus .75% per annum. Regardless of the level of 3-month LIBOR, however, this yield will never exceed 6.75% per annum. Because the redemption price of a debenture at any time is dependent upon the accreted principal amount of a debenture at that time, the redemption price cannot be determined at this time. The following table indicates what the redemption prices would be on each date below if LIBOR was a constant 2.00%, 5.00% and 8.00% from March 21, 2008. This table represents an example of only three possibilities and you should realize that because LIBOR and therefore the yield on the debentures will fluctuate, any increases in accreted principal amount and redemption prices will differ, and may differ significantly, from the results below. The redemption price of a debenture redeemed between the dates below would include an additional amount reflecting the additional yield accrued since the next preceding date in the table.

Hypothetical Redemption Prices

	Assuming 2.00% LIBOR			Assuming 5.00% LIBOR			Assuming 8.00% LIBOR
Redemption Dates	(1) Original Principal Amount	(2) Accretion	(3) Redemption Price (1) + (2)	(1) Original Principal Amount	(2) Accretion	(3) Redemption Price (1) + (2)	(1) Original Principal Amount	(2) Accretion	(3) Redemption Price (1) + (2)

March 21, 2008*	$1,000.00	$0.00	$1,000.00	$1,000.00	$0.00	$1,000.00	$1,000.00	$0.00	$1,000.00
March 21, 2009	1,000.00	27.69	1,027.69	1,000.00	58.33	1058.33	1,000.00	68.64	1,068.64
March 21, 2010	1,000.00	56.14	1,056.14	1,000.00	120.06	1,120.06	1,000.00	141.99	1,141.99
March 21, 2011	1,000.00	85.39	1,085.39	1,000.00	185.38	1,185.38	1,000.00	220.37	1,220.37
March 21, 2012	1,000.00	115.44	1,115.44	1,000.00	254.52	1,254.52	1,000.00	304.14	1,304.14
March 21, 2013*	1,000.00	146.33	1,146.33	1,000.00	327.70	1,327.70	1,000.00	393.65	1,393.65
March 21, 2014	1,000.00	178.07	1,178.07	1,000.00	405.14	1,405.14	1,000.00	489.31	1,489.31
March 21, 2015	1,000.00	210.69	1,210.69	1,000.00	487.09	1,487.09	1,000.00	591.54	1,591.54
March 21, 2016	1,000.00	244.21	1,244.21	1,000.00	573.83	1,573.83	1,000.00	700.78	1,700.78
March 21, 2017	1,000.00	278.66	1,278.66	1,000.00	665.63	1,665.63	1,000.00	817.52	1,817.52
March 21, 2018*	1,000.00	314.07	1,314.07	1,000.00	762.78	1,762.78	1,000.00	942.27	1,942.27
March 21, 2019	1,000.00	350.45	1,350.45	1,000.00	865.59	1,865.59	1,000.00	1,075.59	2,075.59
March 21, 2020	1,000.00	387.84	1,387.84	1,000.00	974.41	1,974.41	1,000.00	1,218.06	2,218.06
March 21, 2021	1,000.00	426.27	1,426.27	1,000.00	1,089.57	2,089.57	1,000.00	1,370.30	2,370.30
March 21, 2022	1,000.00	465.76	1,465.76	1,000.00	1,211.44	2,211.44	1,000.00	1,533.00	2,533.00
March 21, 2023*	1,000.00	506.35	1,506.35	1,000.00	1,340.43	2,340.43	1,000.00	1,706.86	2,706.86
March 21, 2024	1,000.00	548.06	1,548.06	1,000.00	1,476.94	2,476.94	1,000.00	1,892.66	2,892.66
March 21, 2025	1,000.00	590.92	1,590.92	1,000.00	1,621.41	2,621.41	1,000.00	2,091.20	3,091.20
March 21, 2026	1,000.00	634.98	1,634.98	1,000.00	1,774.31	2,774.31	1,000.00	2,303.38	3,303.38
March 21, 2027	1,000.00	680.25	1,680.25	1,000.00	1,936.12	2,936.12	1,000.00	2,530.12	3,530.12
March 21, 2028*	1,000.00	726.77	1,726.77	1,000.00	2,107.38	3,107.38	1,000.00	2,772.43	3,772.43
March 21, 2029	1,000.00	774.58	1,774.58	1,000.00	2,288.62	3,288.62	1,000.00	3,031.36	4,031.36
March 21, 2030	1,000.00	823.72	1,823.72	1,000.00	2,480.43	3,480.43	1,000.00	3,308.07	4,308.07
March 21, 2031	1,000.00	874.22	1,874.22	1,000.00	2,683.44	3,683.44	1,000.00	3,603.77	4,603.77
March 21, 2032	1,000.00	926.11	1,926.11	1,000.00	2,898.28	3,898.28	1,000.00	3,919.77	4,919.77
March 21, 2033	1,000.00	979.44	1,979.44	1,000.00	3,125.65	4,125.65	1,000.00	4,257.46	5,257.46

*
Dates on which holders may require us to purchase outstanding debentures at a price equal to the redemption price.

Purchase of Debentures by Us at the Option of the Holder

        You have the right to require us to purchase all or a portion of your debentures on March 21, 2008, 2013, 2018, 2023, and 2028. We will be required to purchase, at a purchase price equal to 100% of the accreted principal amount thereof on the applicable purchase date plus accrued and unpaid interest to, but excluding, such purchase date, any outstanding debenture for which a written purchase notice has been properly delivered by the holder to the paying agent and not withdrawn, subject to certain additional conditions. We may also add additional dates on which you may require us to purchase all or a portion of your debentures. However, we cannot assure you that we will add any purchase dates. You may submit your debentures for purchase to the paying agent at any time from the opening of business on the date that is 21 business days prior to the purchase date until the close of business on the business day immediately preceding the purchase date. Also, our ability to satisfy our purchase obligations may be affected by the factors described in "Risk Factors" under the heading "We may not have the ability to raise the funds necessary to finance the change in control purchase option or the purchase at the option of the holder provisions of the indenture."

        We may, at our option, elect to pay the purchase price in cash or shares of our common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of our common stock or any combination thereof, see "Material United States Federal Income Tax Considerations."

        We will be required to give notice on a date not less than 21 business days prior to the purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

  •
  whether we will pay the purchase price of the debentures in cash or shares of our common stock or any combination thereof, and specifying the percentages of each;

  •
  if we elect to pay in shares of our common stock, the method of calculating the market price of our common stock; and

  •
  the procedures that holders must follow to require us to purchase their debentures.

        Your purchase notice electing to require us to purchase your debentures must state:

  •
  if certificated debentures have been issued, the debenture certificate numbers, or if not, such information as may be required under applicable DTC procedures;

  •
  the portion of the original principal amount of debentures to be purchased, in integral multiples of $1,000;

  •
  that we are to purchase the debentures pursuant to the applicable provisions of the debentures and the indenture; and

  •
  in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in shares of our common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in shares of our common stock is not satisfied prior to the close of business on the business day immediately preceding the purchase date, as described below, whether the holder elects:

      (1)  to withdraw the purchase notice as to some or all of the debentures to which it relates; or     (2)  to receive cash in respect of the entire purchase price for all debentures or portions of debentures subject to such purchase notice.

        If you fail to indicate your choice with respect to the election described in the final bullet point above, you will be deemed to have elected to receive cash in respect of the entire purchase price for all debentures subject to the purchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of shares of common stock, see "Material United States Federal Income Tax Considerations—Sale, Exchange, Conversion or Redemption of Debentures."

        You may withdraw any purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day immediately preceding the purchase date. The notice of withdrawal must state:

  •
  the original principal amount of the withdrawn debentures;

  •
  if certificated debentures have been issued, the certificate numbers of the withdrawn debentures, or if not, such information as may be required under applicable DTC procedures; and

  •
  the original principal amount, if any, of debentures that remain subject to your purchase notice.

        If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares to be delivered by us will be equal to the portion of the purchase price to be paid in shares of our common stock divided by the market price of one share of our common stock. We will pay cash based on the market price for all fractional shares in the event we elect to deliver shares of our common stock in payment, in whole or in part, of the purchase price.

        The "market price" means the average of the sale prices of our common stock for the five trading day period ending on the third business day (if the third business day prior to the purchase date is a trading day or, if not, then on the last trading day prior to the third business day) prior to the purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events with respect to our common stock that would result in an adjustment of the Conversion Rate.

        The "sale price" of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System.

        Because the market price of our common stock is determined prior to the purchase date, holders of debentures bear the market risk with respect to the value of the shares of our common stock to be received from the date such market price is determined to the purchase date. We may pay the purchase price or any portion of the purchase price in shares of our common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation or is otherwise readily publicly available.

        Upon determination of the actual number of shares of our common stock to be issued for each $1,000 original principal amount of debentures in accordance with the foregoing provisions, we will publish the information on our website on the World Wide Web or through such other public medium as we may use at that time.

        Our right to purchase debentures, in whole or in part, with shares of our common stock is subject to our satisfying various conditions, including:

  •
  the listing of such shares of common stock on the principal United States securities exchange on which the common stock is then listed or, if not so listed, on the National Association of Securities Dealers Automated Quotation System;

  •
  the registration of the shares of common stock under the Securities Act and the Exchange Act, if required; and

  •
  any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

        If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price to the holder of the debentures entirely in cash. See "Material United States Federal Income Tax Considerations—Sale, Exchange, Conversion or Redemption of Debentures." We may not change the form or components or percentages of components of consideration to be paid for the debentures once we have given the notice that we are required to give to holders of debentures, except as described in the first sentence of this paragraph.

        Our ability to purchase debentures with cash may be limited by the terms of our then existing borrowing agreements. The indenture will prohibit us from purchasing debentures for cash in connection with the holders' purchase right if any event of default under the indenture has occurred and is continuing, except a default in the payment of the purchase price with respect to the debentures.

        A holder must either effect book-entry transfer or deliver the debentures to be purchased, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment in cash on the later of the purchase date or the time of book-entry transfer or the delivery of the debenture. If the paying agent holds money or securities sufficient to pay the purchase price of the debenture on the business day following the purchase date, then, immediately after the purchase date:

  •
  the debenture will cease to be outstanding;

  •
  interest will cease to accrue; and

  •
  all other rights of the holder will terminate.

        This will be the case whether or not book-entry transfer of the debenture is made or whether or not the debenture is delivered to the paying agent.

        We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may be applicable at the time. We will file Schedule TO or any other schedule under the Exchange Act required in connection with any offer by us to purchase the debentures at your option.

Change in Control Permits Purchase of Debentures by Us at the Option of the Holder

        In the event of a change in control which occurs on or before March 21, 2008, you will have the right, at your option, subject to the terms and conditions of the indenture, to require us to purchase for cash any or all of your debentures in integral multiples of $1,000 original principal amount. We will purchase the debentures at a price equal to 100% of the original principal amount of the debentures to be purchased plus accrued and unpaid interest to, but excluding, the change in control purchase date.

        We will be required to purchase the debentures as of the date that is 35 business days after the occurrence of such change in control, which we refer to as a change in control purchase date.

        Under the indenture, a change in control of Mandalay Resort Group is deemed to have occurred at such time as:

  •
  any person, including its affiliates and associates, other than Mandalay Resort Group, its subsidiaries or their employee benefit plans, files a Schedule 13D or 14D-1 (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

  •
  there shall be consummated any consolidation or merger of Mandalay Resort Group pursuant to which our common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of Mandalay Resort Group in which the holders of the shares of our common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the consolidation or merger.

        Within 15 business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of debentures at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, stating, among other things:

  •
  the events causing a change in control;

  •
  the date of such change in control;

  •
  the last date on which the purchase right may be exercised;

  •
  the change in control purchase price;

  •
  the change in control purchase date;

  •
  the name and address of the paying agent and the conversion agent;

  •
  the Conversion Rate and any adjustments to the Conversion Rate;

  •
  that debentures with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the debentures and the indenture; and

  •
  the procedures that holders must follow to exercise these rights.

        To exercise this right, you must deliver a written notice to the paying agent prior to the close of business on the business day immediately before the change in control purchase date. The required purchase notice upon a change in control must state:

  •
  if certificated debentures have been issued, the debenture certificate numbers, or if not, such information as may be required under applicable DTC procedures;

  •
  the portion of the original principal amount of debentures to be purchased, in integral multiples of $1,000; and

  •
  that we are to purchase such debentures pursuant to the applicable provisions of the debentures and the indenture.

        You may withdraw any change in control purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day before the change in control purchase date. The notice of withdrawal must state:

  •
  the original principal amount of the withdrawn debentures, in integral multiples of $1,000;

  •
  if certificated debentures have been issued, the debenture certificate numbers, or if not, such information as may be required under applicable DTC procedures; and

  •
  the original principal amount, if any, of debentures that remain subject to your change in control purchase notice.

        A holder must either effect book-entry transfer or deliver the debentures to be purchased, together with necessary endorsements, to the office of the paying agent after delivery of the change in control purchase notice to receive payment of the change in control purchase price. You will receive payment in cash on the later of the change in control purchase date or the time of book-entry transfer or the delivery of the debentures. If the paying agent holds money or securities sufficient to pay the change in control purchase price of the debentures on the business day following the change in control purchase date, then, immediately after the change in control purchase date:

  •
  the debentures will cease to be outstanding;

  •
  interest will cease to accrue; and

  •
  all other rights of the holder will terminate.

        This will be the case whether or not book-entry transfer of the debentures is made or whether or not the debentures are delivered to the paying agent.

        We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may be applicable at the time. We will file Schedule TO or any other schedule under the Exchange Act required in connection with any offer by us to purchase the debentures at your option upon a change in control.

        The change in control purchase feature of the debentures may in certain circumstances make more difficult or discourage a takeover of us. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

  •
  to accumulate shares of common stock;

  •
  to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

  •
  by management to adopt a series of anti-takeover provisions.

        Instead, the terms of the change in control purchase feature resulted from negotiations between the initial purchasers and us.

        We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the debentures but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

        No debentures may be purchased by us at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the debentures, other than a default in the payment of the change in control purchase price with respect to the debentures.

        See the discussion in the summary section of this prospectus under "Recent Developments" concerning a definitive merger agreement relating to the merger of a wholly owned subsidiary of MGM MIRAGE with and into Mandalay which, if consummated, will constitute a "change of control" as defined in the indenture governing the debentures.

Mandatory Disposition Pursuant to Gaming Laws

        Each holder, by accepting a debenture, is deemed to have agreed that if the gaming authority of any jurisdiction in which we or any of our subsidiaries (or any joint venture in which we or any of our subsidiaries is a participant) now or hereafter conducts or proposes to conduct gaming requires that a person who is a holder or the beneficial owner of debentures be registered, licensed, qualified or found suitable under applicable gaming laws, the holder or beneficial owner, as the case may be, will register or apply for a license, qualification or a finding of suitability within the required time period. If the person fails to register or apply or become licensed or qualified or is found unsuitable, we will have the right, at our option:

  •
  to require the person to dispose of its debentures or beneficial interest in the debentures within 30 days of receipt of notice of our election or any earlier date that the gaming authority may request or prescribe; or

  •
  to redeem the debentures (possibly within less than 30 days following the notice of redemption if requested or prescribed by the gaming authority) at a redemption price equal to the lesser of:

  •
  the person's cost;

  •
  100% of the accreted principal amount of the debentures, plus accrued and unpaid interest, if any, to the redemption date or the date of any failure to comply, whichever is earlier; and

  •
  any other amount as may be required by applicable law or by order of any gaming authority.

        We will notify the trustee in writing of any redemption under these circumstances as soon as practicable. We will not be responsible for any costs or expenses any holder may incur in connection with its registration or its application for a license, qualification or a finding of suitability.

        Immediately upon the imposition by any gaming authority of a finding that any holder or beneficial owner dispose of the debentures, that holder or beneficial owner will have no further right:

  •
  to exercise, directly or indirectly, through any trustee, nominee or any other person or entity, any right conferred by the debentures; or

  •
  to receive any interest, dividends or any other distributions or payments with respect to the debentures, except the redemption price referred to above.

Consolidation, Merger, Sale or Conveyance

        We may not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

  •
  we are the surviving corporation or the successor is a U.S. domestic corporation, limited liability company, partnership, trust or other entity, and expressly assumes our obligations on the debentures and under the indenture;

  •
  immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

  •
  certain other conditions are met.

Events of Default; Waiver and Notice

        The indenture defines an event of default as one or more of the following:

  (1)
  default in payment of the accreted principal amount, redemption price, purchase price or change in control purchase price with respect to any debenture when such payment becomes due and payable;

  (2)
  default for 30 days in payment of any interest (including contingent interest, if any) on the debentures;

  (3)
  failure by Mandalay Resort Group to comply with any of its other agreements in the debentures or the indenture upon receipt by Mandalay Resort Group of notice of such default and Mandalay Resort Group's failure to cure (or obtain a waiver of) such default within 30 days after receipt by Mandalay Resort Group of such notice;

  (4)
  the failure of Mandalay Resort Group to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of Mandalay Resort Group for borrowed money or evidenced by bonds, debentures, notes or similar instruments, which we refer to as Indebtedness, in an amount (taken together with amounts under (5)) in excess of $10 million and continuance of such failure;

  (5)
  the acceleration of Indebtedness of Mandalay Resort Group in an amount (taken together with amounts under (4)) in excess of $10 million because of a default with respect to such Indebtedness, without, in the case of (4) or (5), such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, for a period of 30 days after written notice to Mandalay Resort Group by the trustee or to Mandalay Resort Group and the trustee by the holders of not less than 25% in aggregate original principal amount of the debentures then outstanding. However, if any such failure or acceleration referred to in (4) or (5) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred;

  (6)
  final unsatisfied judgments not covered by insurance aggregating in excess of $10 million rendered against Mandalay Resort Group or any of our subsidiaries and not stayed, bonded or discharged within 60 days; and

  (7)
  the bankruptcy, insolvency or reorganization of Mandalay Resort Group.

        If an event of default, other than an event of default described in clause (7) above, shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate original principal amount of the debentures then outstanding may declare the accreted principal amount of the debentures as of the date of such declaration plus accrued interest (including contingent interest, if any) through the date of such declaration to be immediately due and payable. If an event of default described in clause (7) above shall occur, the accreted principal amount of the debentures as of the date on which such event occurs plus accrued interest (including contingent interest, if any) through the date on which such event occurs shall automatically become and be immediately due and payable.

        After acceleration, the holders of a majority in aggregate original principal amount of the debentures may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal or other specified amount, have been cured or waived.

        Prior to the declaration of the acceleration of the debentures, the holders of a majority in aggregate original principal amount of the debentures may waive, on behalf of all of the holders of the debentures, any default and its consequences, except an event of default described in paragraphs (1) or (2) above, a default in respect of a provision that cannot be amended without the consent of all of the holders of the debentures or a default that constitutes a failure to convert any debentures into shares of common stock. Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate original principal amount of the debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

        A holder will not have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

  (1)
  the holder has previously given to the trustee written notice of a continuing event of default with respect to the debentures;

  (2)
  the holders of a least 25% in aggregate original principal amount of the debentures have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding;

  (3)
  such holder or holders offer to the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense; and

  (4)
  the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate original principal amount of the debentures within 60 days after the original request.

        Holders may, however, sue to enforce the payment of the accreted principal amount, accrued and unpaid interest (including contingent interest, if any), redemption price, purchase price or change in control purchase price with respect to any debenture on or after the due date or to enforce the right, if any, to convert any debenture without following the procedures listed in (1) through (3) above.

        We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

Modification of the Indenture

        We and the trustee may, without the consent of the holders of the debentures, enter into supplemental indentures for, among others, one or more of the following purposes:

  •
  to evidence the succession of another corporation to our company, and the assumption by such successor of our obligations under the indenture and the debentures;

  •
  to add to our covenants, or surrender any of our rights, or add any rights for the benefit of the holders of debentures;

  •
  to cure any ambiguity, omission, defect or inconsistency in the indenture, to correct or supplement any provision in the indenture, or to make any other provisions with respect to matters or questions arising under the indenture, so long as the interests of holders of debentures are not adversely affected in any material respect under the indenture;

  •
  to evidence and provide for the acceptance of any successor trustee with respect to the debentures or to facilitate the administration of the trust thereunder by the trustee in accordance with such indenture; and

  •
  to provide any additional events of default;

provided that any amendment described in the third bullet point above made solely to conform the provisions of the indenture to the description of the debentures contained in this prospectus will not be deemed to adversely affect the interests of holders of the debentures.

        With certain exceptions, the indenture or the rights of the holders of the debentures may be modified by us and the trustee with the consent of the holders of a majority in aggregate original principal amount of the debentures then outstanding, but no such modification may be made without the consent of the holder of each outstanding debenture affected thereby that would:

  •
  change the maturity of any payment of principal of or any installment of interest on any debenture (including the payment of contingent interest, if any), or reduce the original principal amount or accreted principal amount thereof or alter the manner or rate of accretion of principal or the manner or rate of accrual of interest (including contingent interest), or change any place of payment where, or the coin or currency in which, any debenture or interest (including the payment of contingent interest, if any) thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption or repayment, on or after the redemption date or the repayment date, as the case may be) or adversely affect the conversion or repurchase provisions in the indenture;

  •
  reduce the percentage in original principal amount of the outstanding debentures, the consent of whose holders is required for any such modification, or the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences provided for in the indenture; or

  •
  modify any of the provisions of certain sections of the indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debenture affected thereby.

Discharge of the Indenture

        We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding debentures or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the debentures have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding debentures and paying all other sums payable by us under the indenture.

Governing Law

        The indenture and the debentures are governed by and construed in accordance with the laws of the State of New York.

Book-Entry System

        The debentures are represented by one or more global securities. Each global security is deposited with, or on behalf of, DTC and is registered in the name of a nominee of DTC. Except under circumstances described below, the debentures will not be issued in definitive form.

        Upon the issuance of each global security, DTC credited on its book-entry registration and transfer system the accounts of persons designated by the initial purchasers with the respective principal amounts of the debentures represented by the global security. Ownership of beneficial interests in a global security are limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Owners of beneficial interests in the debentures represented by the global securities hold their interests pursuant to the procedures and practices of DTC. Ownership of beneficial interests in a global security is shown on, and the transfer of that ownership is effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

        So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security are not entitled to have debentures represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of debentures in definitive form and will not be considered the owners or holders of debentures under the indenture. Beneficial owners are not holders and are not entitled to any rights provided to the holders of debentures under the global securities or the indenture. Principal and interest payments, if any, on debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, the trustee, any paying agent nor the registrar for the debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

        If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days or if an event of default shall occur under the indenture, we will issue debentures in definitive form in exchange for the entire amount of each of the global securities for the debentures. In addition, we may at any time and in our sole discretion determine not to have debentures represented by a global security and, in such event, will issue debentures in definitive form in exchange for the entire amount of each of the global securities relating to the debentures. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of debentures represented by such global securities equal in principal amount to such beneficial interest and to have such debentures registered in its name. Debentures so issued in definitive form will be issued as registered debentures in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

DESCRIPTION OF CAPITAL STOCK

        The following is a summary of information concerning our capital stock, and a brief description of provisions contained in our articles of incorporation, bylaws and our rights plan. The summaries and descriptions below do not purport to be complete statements of these provisions and are entirely qualified by these documents, which you must read for complete information on our capital stock.

        Our authorized capital stock currently consists of 450,000,000 shares of common stock, $.01-2/3 par value, and 75,000,000 shares of preferred stock, $.01 par value.

Common Stock

        As of September 14, 2004, 67,516,070 shares of our common stock were issued and outstanding. Our common stock is listed on the New York Stock Exchange and The Pacific Exchange and traded under the symbol "MBG." Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably any dividends lawfully declared from time to time by our board of directors. In the event of a liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior rights of any preferred stock then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All of our outstanding shares of common stock are fully paid and non-assessable, and the shares of our common stock to be issued upon conversion of the debentures in accordance with the terms thereof will be fully paid and non-assessable.

Preferred Stock

        Our board of directors has the authority, without further action by the stockholders, to issue up to 75,000,000 shares of our authorized preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participation, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Any issuance of our preferred stock may have the effect of decreasing the market price of our common stock.

        There are no shares of preferred stock outstanding currently. We currently have no plans to issue any of the preferred stock.

Rights Plan

        Our board of directors adopted a rights plan in 1994. In the event of hostile takeover attempts, including the accumulation of shares in the open market or through private transactions, the rights plan enhances the ability of our board of directors to negotiate with a potential acquirer for a fair price to all of the stockholders.

        On July 14, 1994, pursuant to the rights plan, a dividend of one right (a "Right") was declared by the board for each share of our common stock outstanding at the close of business on August 15, 1994 (the "Record Date"). As long as the Rights continue to be attached to the common stock, we will issue one Right with each new share of common stock so that all of the shares of our common stock will have attached Rights. Each Right entitles the registered holder to purchase from us one share of our common stock at a price of $125 per share, subject to adjustment (the "Purchase Price").

        Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our common stock or (ii) 10 days (or such later date as the board of directors may determine) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common stock (the earlier of (i) and (ii) being called the "Distribution Date,") the Rights will be transferred with and only with the common stock. Accordingly, until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for common stock will also constitute the transfer of the Rights associated with the common stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and these separate Right Certificates alone will then evidence the Rights. On June 15, 2004, the rights plan was amended to provide, among other things, that neither MGM MIRAGE, nor MGM MIRAGE Acquisition Co. #61 or any affiliate or associate of either shall be deemed to be an Acquiring Person, either individually or collectively, by virtue of (i) the announcement of the merger referred to in the summary section of this prospectus under "Recent Developments" (the "Merger"), (ii) the acquisition of common stock of Mandalay pursuant to the Merger, (iii) the execution of the merger agreement relating to the Merger (the "Merger Agreement") or (iv) the consummation of the Merger or of the other transactions contemplated by the Merger Agreement.

        The Rights are not exercisable until the Distribution Date. On August 2, 2004, the rights plan was amended to extend from August 15, 2004 to August 15, 2014 the date the Rights will expire, subject to our right to extend that date, unless the Rights are earlier redeemed or exchanged by Mandalay or terminated.

        The Purchase Price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the common stock, (ii) upon the grant to holders of the common stock of certain rights or warrants to subscribe for or purchase common stock or convertible securities at less than the current market price of the common stock or (iii) upon the distribution to holders of the common stock of evidences of indebtedness, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of Mandalay for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in common stock (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

        In the event that a person becomes an Acquiring Person or if Mandalay is the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the common stock is not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the then current Purchase Price of the Right. In the event that, following the first date of public announcement that a person or group has become an Acquiring Person, Mandalay is acquired in a merger or other business combination transaction or more than 50% of its assets or earning power are sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company that at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

        At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding common stock, our board of directors may cause Mandalay to acquire the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, in exchange for that number of shares of common stock having an aggregate value equal to the excess of the value of the shares of common stock issuable upon exercise of a Right after a person becomes an Acquiring Person over the Purchase Price, which is subject to adjustment under certain circumstances when cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional shares will be issued and in lieu thereof, a payment in cash will be made based on the market price of the common stock on the last trading date prior to the date of exercise.

        The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by our board of directors at any time prior to the close of business on the first date of public announcement that a person or group has become an Acquiring Person. Immediately upon the action of our board of directors electing to redeem the Rights, we will make an announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Mandalay beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

        This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement, a copy of which is available free of charge from Mandalay.

Classified Board

        Mandalay's board of directors is divided into three classes, with the classes serving staggered three-year terms. The members of one of the three classes are elected by our stockholders each year. As a result, at least two annual meetings of stockholders may be necessary to change a majority of the directors.

Nevada Anti-Takeover Statutes

        Sections 78.411 through 78.444, inclusive (the "Combinations Statutes"), of the Nevada Revised Statutes generally prohibit a Nevada corporation with 200 or more stockholders of record from engaging in certain "combinations," such as a merger or consolidation, with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved in the manner prescribed in the Nevada Revised Statutes. The purpose of the Combinations Statutes is to ensure that management and stockholders of a Nevada corporation are involved in any potential and material changes to the corporate ownership structure. For purposes of the Combinations Statutes, an interested stockholder generally is (i) a person or group that owns 10% or more of a corporation's outstanding voting securities or (ii) an affiliate or associate of the corporation that at any time during the past three years was the owner of 10% or more of the corporation's then outstanding voting securities, unless the acquisition of the 10% or larger percentage was approved by the board of directors before the acquisition. In the event we desired to engage in a combination with an interested stockholder, we would be required to comply with the provisions of the Combinations Statutes.

        Sections 78.378 through 78.3793, inclusive (the "Controlling Interest Statutes"), of the Nevada Revised Statutes govern acquisitions of a controlling interest of certain publicly held Nevada corporations. The purpose of the Controlling Interest Statutes, like the Combinations Statutes, is to statutorily provide management a measure of involvement in connection with potential changes of control. The Controlling Interest Statutes will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless our articles or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These provisions provide generally that any person that acquires a "controlling interest" acquires voting rights in the control shares, as defined, only as conferred by the stockholders of the corporation at a special or annual meeting. In the event control shares are accorded full voting rights and the acquiring person has acquired at least a majority of all of the voting power, any stockholder of record who has not voted in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of its shares. A person acquires a "controlling interest" whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (i) one-fifth or more, but less than one-third, (ii) one-third or more, but less than a majority or (iii) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become "control shares."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Wells Fargo Shareholder Services, P. O. Box 64854, St. Paul, MN 55164.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

        This is a summary of material United States federal income tax consequences relevant to holders of the debentures. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury regulations now in effect, all of which are subject to change (possibly with retroactive effect) or differing interpretations. The discussion below deals only with debentures held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, partnerships or other entities classified as partnerships for United States federal income tax purposes, tax-exempt entities, persons holding debentures in a tax-deferred or tax-advantaged account, as a position in a "straddle" or as part of a "hedge," "conversion" or other risk-reduction transaction for tax purposes. Persons considering the purchase of the debentures should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the debentures arising under the laws of any state, local, foreign or other taxing jurisdiction.

        We do not address all of the tax consequences that may be relevant to a holder of debentures. In particular, we do not address:

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  the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of debentures;

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  the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of debentures;

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  any state, local or foreign tax consequences of the purchase, ownership or disposition of debentures; and

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  any United States federal, state, local or foreign tax consequences of owning or disposing of common stock.

        No statutory or judicial authority directly addresses the treatment of the debentures or instruments similar to the debentures for United States federal income tax purposes. The Internal Revenue Service (the "IRS") has recently issued a revenue ruling with respect to instruments similar to the debentures. To the extent it addresses the issue, this ruling supports certain aspects of the treatment described below. No ruling has been or is expected to be sought from the IRS with respect to the United States federal income tax consequences of the issues that are not addressed in the recently released revenue ruling. The IRS would not be precluded from taking positions contrary to those set forth in the revenue ruling or from revoking this revenue ruling. Any such revocation could be retroactive. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below.

        We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of debentures in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Debentures

        We have received an opinion from our counsel, Wolf, Block, Schorr and Solis-Cohen LLP, that the debentures will be treated as indebtedness for United States federal income tax purposes and that the debentures will be subject to the Treasury regulations governing contingent payment debt instruments (to which we refer as the "contingent debt regulations"). Pursuant to the terms of the indenture, we and every holder agree (in the absence of an administrative pronouncement or judicial ruling to the contrary), for United States federal income tax purposes, to treat the debentures as debt instruments that are subject to the contingent debt regulations and to be bound by our application of the contingent debt regulations to the debentures, including our determination of the rate at which interest will be deemed to accrue on the debentures and the related "projected payment schedule" determined by us as described below. In addition, the terms of the indenture governing the debentures provide that each holder will be deemed to have agreed to treat the fair market value of the common stock received by such holder upon a conversion of the debentures, a redemption of the debentures at our option or a purchase by us at the option of the holder, as a contingent payment.

Notwithstanding the issuance of the recent revenue ruling, the proper application of the contingent debt regulations to the debentures is not entirely certain, and no assurance can be given that the IRS will not assert that the debentures should be treated differently. A different treatment from that described below could affect the amount, timing, source and character of income, gain or loss with respect to an investment in the debentures. In particular, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of a debenture into common stock, and might recognize capital gain or loss upon a taxable disposition of a debenture. Holders should consult their tax advisors concerning the tax treatment of holding a debenture.

        The remainder of this discussion assumes that the debentures are treated as indebtedness subject to the contingent debt regulations.

United States Holders

        For purposes of this discussion, a United States Holder is a beneficial owner of the debentures who or which is:

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  a citizen or individual resident of the United States for United States federal income tax purposes;

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  a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate if its income is subject to United States federal income taxation regardless of its source; or

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  a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

        Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, may also be treated as United States Holders.

  Accrual of Interest on the Debentures

        Pursuant to the contingent debt regulations, United States Holders of the debentures will be required to accrue interest income on the debentures on a constant-yield basis, as described below, regardless of whether such holders use the cash or accrual method of tax accounting. Accordingly, United States Holders will be required to include interest in income each year in excess of the accruals on the debentures for non-tax purposes and in excess of any interest payments actually received in that year.

        The contingent debt regulations provide that a United States Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the debentures that equals:

          1.     the product of (i) the adjusted issue price (as defined below) of the debentures as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the debentures, adjusted for the length of the accrual period;

          2.     divided by the number of days in the accrual period; and

          3.     multiplied by the number of days during the accrual period that the United States Holder held the debentures.

        A debenture's issue price is the first price at which a substantial amount of the debentures is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the debentures.

        Wolf, Block, Schorr and Solis-Cohen LLP, our counsel, has advised us that the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed-rate, nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the debentures. Based in part on that advice, we have determined that the comparable yield for the debentures is 7.50%, compounded semi-annually, and that is the interest that we will use to calculate the amount of a holder's interest income for United States federal tax purposes. The precise manner of calculating the comparable yield is not entirely clear. In the event that the comparable yield that we determined is successfully challenged by the IRS, the redetermined yield could be materially greater or lesser than the comparable yield we have determined. In that case, the projected payment schedule could differ materially from the projected payment schedule provided by us.

        The contingent debt regulations require that we provide to United States Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments (to which we refer as "projected payments") on the debentures. This schedule must produce a yield to maturity that equals the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment. The comparable yield and the projected payment schedule are set forth in the indenture. United States Holders also may obtain the projected payment schedule by submitting a written request for such information to us at: Mandalay, 3950 Las Vegas Boulevard South, Las Vegas, Nevada 89119, Attention: Les Martin.

        By purchasing the debentures, United States Holders agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule. For United States federal income tax purposes, a United States Holder must use the comparable yield and projected payments schedule in determining its interest accruals, and the adjustments thereto described below, in respect of the debentures.

        The comparable yield and the projected payment schedule are not used for any purpose other than to determine a holder's interest accruals and adjustments thereto in respect of the debentures for United States federal income tax purposes. They do not constitute a projection or representation regarding the actual amounts payable on the debentures.

  Adjustments to Interest Accruals on the Debentures

        If, during any taxable year, a United States Holder of debentures receives actual payments with respect to such debentures that, in the aggregate, exceed the total amount of projected payments for that taxable year, the United States Holder will incur a "net positive adjustment" under the contingent debt regulations equal to the amount of such excess. The United States Holder will treat a "net positive adjustment" as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property (including common stock received upon conversion or repurchase of the debentures) received in that year.

        If a United States Holder receives in a taxable year actual payments with respect to the debentures that, in the aggregate, are less than the amount of projected payments for that taxable year, the United States Holder will incur a "net negative adjustment" under the contingent debt regulations equal to the amount of such deficit. This negative adjustment will (a) reduce the United States Holder's interest income on the debentures for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the United States Holder's interest income on the debentures during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any negative adjustment in excess of the amounts described in (a) and (b) will be carried forward to offset future interest income with respect to the debentures or to reduce the amount realized on a sale, exchange, conversion or retirement of the debentures.

  Sale, Exchange, Conversion or Redemption of Debentures

        Generally, the sale or exchange of a debenture or the redemption of a debenture for cash will result in taxable gain or loss to a United States Holder. As described above, our calculation of the comparable yield and the projected payment schedule for the debentures includes the receipt of stock upon conversion as a contingent payment with respect to the debentures. Accordingly, we intend to treat the receipt of common stock by a United States Holder upon (a) the conversion of a debenture or (b) a United States Holder's exercise of its option to require us to redeem its debenture that we elect to pay in common stock as a payment under the contingent debt regulations. As described above, a United States Holder is bound by our determination of the comparable yield and projected payment schedule. Under this treatment, a conversion of a debenture into common stock, or a repurchase where we elect to pay in common stock, also will result in taxable gain or loss to a United States Holder.

        The amount of gain or loss on a sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the United States Holder, including the fair market value of any common stock received, and (b) the United States Holder's adjusted tax basis in the debenture.

        A United States Holder's adjusted tax basis in a debenture generally will be equal to the United States Holder's original purchase price for the debenture, increased by any interest income previously accrued by the United States Holder (determined without regard to any adjustments to interest accruals described above) and decreased by the amount of any projected payments that previously have been scheduled to be made in respect of the debentures (without regard to the actual amount paid).

        Gain recognized upon a sale, exchange, conversion or redemption of a debenture generally will be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter capital loss (which will be long-term if the debenture is held for more than one year). The deductibility of capital losses is subject to limitations.

        A United States Holder's tax basis in common stock received upon a conversion of a debenture, or upon a United States Holder's exercise of its option to require us to redeem its debenture that we elect to pay in common stock, will equal the then current fair market value of such common stock. The

United States Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or repurchase.

  Constructive Dividends to Holders of Debentures

        If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures were increased, such increase might be deemed to be the payment of a taxable dividend to holders of the debentures.

        For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend generally would result in deemed dividend treatment to holders of the debentures, but an increase in the event of stock dividends or the distribution of rights to subscribe for common stock generally would not.

Non-United States Holders

        As used in this prospectus, the term "Non-United States Holder" means a beneficial holder of a debenture that is, for United States federal income tax purposes:

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  an individual who is classified as a nonresident for United States federal income tax purposes;

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  a foreign corporation; or

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  an estate or trust that is not a United States estate or trust, as described above.

        All payments on the debentures made to a Non-United States Holder, including any payment of contingent interest, a payment in common stock pursuant to a conversion or purchase by us at the option of the Non-United States Holder, and any gain realized on a sale or exchange of the debentures, will be exempt from United States federal income or withholding tax, provided that: (i) such Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving certain types of interest; (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States; (iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the New York Stock Exchange); and (v) we are not and have not been a United States real property holding corporation ("USRPHC") within the meaning of section 897(c)(2) of the Code. We believe that we are not and have never been, nor do we anticipate becoming, a USRPHC. Even if we are a USRPHC for United States federal income tax purposes, a Non-United States Holder would generally not be subject to United States federal income tax on the disposition of a debenture so long as our common stock continues to be regularly traded on an established securities market and the debenture that was acquired by the Non-United States Holder had a fair market value that was less than or equal to 5% of the fair market value of our common stock then outstanding as of the date the debenture was acquired by the Non-United States Holder. There can be no assurance that our common stock will qualify or continue to qualify as regularly traded on an established securities market.

        Notwithstanding the preceding paragraph, if a Non-United States Holder of a debenture were deemed to have received a constructive dividend (see "United States Holders—Constructive Dividends to Holders of Debentures" above), the Non-United States Holder generally would be subject to United States withholding tax at a 30% rate on the taxable amount of such dividend, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from the Non-United States Holder claiming that the deemed receipt of the constructive dividend is effectively connected with the conduct of a United States trade or business.

        The statement requirement referred to set forth in section 871(h) or section 881(c) of the Code will be fulfilled if the beneficial owner of a debenture certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements. If a Non-United States Holder of the debentures is engaged in a trade or business in the United States, and if interest on the debentures is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the tax withholding discussed above, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale, exchange or conversion of the debentures in the same manner as if it were a United States Holder. In lieu of the certificate described above, such a Non-United States Holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-United States Holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding Tax and Information Reporting

        Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of a debenture) on, and the proceeds of dispositions of, the debentures may be subject to information reporting and United States federal backup withholding tax if the United States Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A Non-United States Holder may be subject to United States backup withholding tax on payments on the debentures and the proceeds from a sale or other disposition of the debentures unless the Non-United States Holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against a United States Holder's United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

        We originally issued the debentures in a private placement to the initial purchasers, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC. The debentures were resold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by such initial purchasers to be qualified institutional buyers (as defined by Rule 144A under the Securities Act). The selling securityholders (which term includes their transferees, pledgees, donees or successors) may from time to time offer and sell pursuant to this prospectus any and all of the debentures and common stock issuable upon conversion of the debentures.

        Set forth below are the names of each selling securityholder, the original principal amount of debentures that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which such debentures are convertible. Unless set forth below, none of the selling securityholders has indicated that it has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

        We have prepared the table set forth below based on information received by us from the selling securityholders prior to September 16, 2004. Any or all of the debentures or common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of debentures or common stock that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which the information regarding their debentures was provided, in transactions exempt from the registration requirements of the Securities Act.

Name	Aggregate Original Principal Amount of Debentures That May Be Sold	Percentage of Debentures Outstanding	Shares of Common Stock That May Be Sold(1)		Percentage of Common Stock Outstanding(2)
Akela Capital Master Fund, Ltd.	$5,500,000	1.38%	95,986		*
Allstate Insurance Company	$1,500,000	*	26,178	(3)	*
Argent Classic Convertible Arbitrage (Bermuda) Fund Ltd.	$3,300,000	*	57,591		*
Argent Classic Convertible Arbitrage Fund LP	$1,600,000	*	27,923		*
Argent LowLev Convertible Arbitrage Fund Ltd.	$2,200,000	*	38,394		*
Argent LowLev Convertible Arbitrage Fund LLC	$400,000	*	6,980		*
Arpeggio Fund	$3,300,000	*	57,592		*
Bear Stearns International Limited	$20,000,000	5.00%	349,040		*
Black Diamond Convertible Offshore LDC	$2,231,000	*	38,935		*
Black Diamond Offshore Ltd.	$1,222,000	*	21,326		*
CNH CA Master Account L.P.	$1,250,000	*	21,815		*
CSV Limited	$800,000	*	13,962		*
Caxton Equity Growth (BVI) Ltd.	$1,100,000	*	19,197	(4)	*
Caxton Equity Growth LLC	$900,000	*	15,707	(5)	*
Credit Suisse First Boston LLC	$200,000	*	3,490		*
DBAG London	$37,880,000	9.47%	661,081		*
Deutsche Bank Securities, Inc.	$1,470,000	*	25,654		*
Double Black Diamond Offshore LDC	$6,322,000	1.58%	110,331		*
Global Bermuda Limited Partnership	$12,000,000	3.00%	209,424		*
HSBC Trustee, Zola Managed Trust	$100,000	*	1,745		*
Hamilton Multi-Strategy Master Fund, LP	$3,000,000	*	52,356		*
Highbridge International LLC	$19,000,000	4.75%	331,588		*
IMF Convertible Fund	$400,000	*	6,981		*
KBC Financial Products USA Inc.	$3,000,000	*	52,356		*
KBC Financial Products (Cayman Islands) Limited	$18,500,000	4.63%	322,862		*
Lakeshore International, Ltd.	$48,000,000	12.00%	837,696		1.23%
Laurel Ridge Capital, LP	$20,000,000	5.00%	349,040		*
Lehman Brothers, Inc.	$750,000	*	13,089		*
Lydian Overseas Partners Master Fund Ltd.	$25,000,000	6.25%	436,300		*
Lyxor Master Fund Ref: Argent LowLev CB c/o Argent	$800,000	*	13,961		*
Lyxor/Zola Fund, Ltd.	$400,000	*	6,980		*
Man Convertible Bond Master Fund, Ltd.	$11,097,000	2.77%	193,664		*
Merrill Lynch, Pierce, Fenner & Smith, Inc.	$10,650,000	2.66%	185,863		*
Nisswa Master Fund Ltd.	$4,000,000	1.00%	69,808		*
Nomura Securities International, Inc.	$7,500,000	1.88%	130,890	(6)	*
OZ Convertible Master Fund, Ltd.	$695,000	*	12,129		*
OZ Master Fund, Ltd.	$8,805,000	2.20%	153,664		*
Rhapsody Fund, L.P.	$5,300,000	1.33%	92,495		*

St. Thomas Trading, Ltd.	$18,403,000	4.60%	321,169	*
Sagamore Hill Hub Fund Ltd.	$20,500,000	5.13%	357,766	*
Silverback Master, Ltd.	$25,000,000	6.25%	436,300	*
UBS AG London Branch	$40,000,000	10.00%	698,080	1.02%
Worldwide Transactions Ltd.	$225,000	*	3,926	*
Xavex Convertible Arbitrage 2 Fund	$100,000	*	1,745	*
Xavex Convertible Arbitrage 10 Fund	$100,000	*	1,745	*
Zurich Institutional Benchmark Master Fund LTD.	$200,000	*	3,490	*
All other holders of debentures or future transferees, pledgees, donees or successors of any such holders(7)(8)	$5,300,000	1.33%	92,495	*

Total	$400,000,000	100.00%	6,980,800	9.37%

*
Less than 1%.

(1)
Assumes conversion of all of the holder's debentures at the initial conversion rate of 17.452 shares of common stock per $1,000 original principal amount of the debentures. However, this conversion rate will be subject to adjustment as described under "Description of Debentures—Conversion Rights." As a result, the amount of common stock issuable upon conversion of the debentures may increase in the future.

(2)
Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 67,516,070 shares of common stock outstanding as of September 14, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's debentures. However, we did not assume the conversion of any other holder's debentures.

(3)
Does not include 26,900 shares of our common stock held by Allstate Insurance Company in addition to the common stock into which such holder's debentures are convertible.

(4)
Does not include 55,972 shares of our common stock held by Caxton Equity Growth (BVI) Ltd. in addition to the common stock into which such holder's debentures are convertible.

(5)
Does not include 19,424 shares of our common stock held by Caxton Equity Growth LLC in addition to the common stock into which such holder's debentures are convertible.

(6)
Does not include 20,400 shares of our common stock held by Normura Securities International, Inc. in addition to the common stock into which such holder's debentures are convertible.

(7)
Information about other selling securityholders will be set forth in prospectus supplements, if required.

(8)
Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures at the initial conversion rate.

PLAN OF DISTRIBUTION

        The debentures and the common stock are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the debentures and the common stock covered by this prospectus, which we estimate will total approximately $250,000.

        We will not receive any of the proceeds from the offering of the debentures or common stock by the selling securityholders. The selling securityholders, which term includes their transferees, pledgees, donees or successors in interest selling securities received from a named selling securityholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus, may sell all or a portion of the debentures and common stock beneficially owned by them and offered hereby from time to time on any exchange or automated interdealer quotation system on which the securities are listed or in the over-the-counter market on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. The selling securityholders may also make sales through put or call option transactions. Alternatively, any of the selling securityholders may from time to time offer the debentures or common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the debentures and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the debentures or common stock offered by them hereby will be the purchase price of such debentures or common stock less discounts and commissions, if any.

        The debentures and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to prevailing market prices at the time of sale, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of the debentures and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the debentures and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the debentures and underlying common stock short and deliver debentures and the underlying common stock to close out short positions, or loan or pledge debentures and the underlying common stock to broker-dealers that in turn may sell the debentures and the underlying common stock.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures and the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell any or all of the debentures and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the debentures and the underlying common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        Our common stock trades on the New York Stock Exchange and the Pacific Exchange under the symbol "MBG." We do not, however, intend to apply for listing of the debentures on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. The debentures originally issued in a private placement are eligible for trading on the PORTAL market. However, debentures sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market. Accordingly, we cannot assure you of the development of liquidity or of any trading market for the debentures.

        The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the debentures or the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the debentures or the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        The debentures were issued and sold in a private placement to the initial purchasers, which sold the debentures in March and April 2003 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers (as defined in Rule 144A under the Securities Act). We have agreed to indemnify the initial purchasers and each holder; each holder has agreed to indemnify us and the initial purchasers; and the initial purchasers have agreed to indemnify us and each holder, against certain liabilities arising under the Securities Act.

        The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures and the underlying common stock to engage in market-making activities with respect to the particular debentures and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the debentures and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying common stock.

        We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of (1) the sale pursuant to the registration statement of all the securities registered thereunder and (2) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions.

        We are permitted to prohibit offers and sales of securities pursuant to this prospectus under certain circumstances and subject to certain conditions for a period not to exceed 45 days in the aggregate in any three-month period or 120 days in the aggregate in any 12-month period. We also agreed to pay liquidated damages to certain holders of the debentures and shares of common stock issuable upon conversion of the debentures if the prospectus is unavailable for periods in excess of those permitted.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or "SEC." You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's website on the World Wide Web at http://www.sec.gov. In addition, you may read our SEC filings at the offices of the New York Stock

Exchange, or "NYSE," which is located at 20 Broad Street, New York, New York 10005. Our SEC filings are available at the NYSE because our common stock is listed on the NYSE.

        We are "incorporating by reference" information we have filed with the SEC, which means that we can disclose important information by referring you to those documents. We consider the information incorporated by reference to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below. Additionally, we incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete (other than any portions of any such documents that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules).

  •
  Annual Report on Form 10-K for the fiscal year ended January 31, 2004, Amendment No. 1 thereto on Form 10-K/A and Amendment No. 2 thereto on Form 10-K/A.

  •
  Quarterly Report on Form 10-Q for the quarters ended April 30, 2004 and July 31, 2004.

  •
  Current Reports on Form 8-K dated April 5, 2004, June 11, 2004, June 14, 2004, June 15, 2004, June 22, 2004, July 26, 2004, August 2, 2004 and August 26, 2004.

  •
  The description of our common stock contained in our Registration Statement on Form 8-A declared effective by the SEC on October 25, 1983, and any amendment or report filed for the purpose of updating such description.

  •
  The description of our common stock purchase rights contained in our Registration Statement on Form 8-A declared effective by the SEC on August 12, 1994, amendments thereto on Form 8-A/A filed with the SEC on August 8, 1994, June 17, 2004 and August 2, 2004, and any other amendment or report filed for the purpose of updating such description.

        Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such document, such provisions are qualified in all respects by reference to all of the provisions of such document.

        We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all filings that are incorporated by reference in this prospectus but not delivered with this prospectus. We also make available, free of charge, through our website (www.mandalayresortgroup.com) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number, as applicable:

Mandalay Resort Group
3950 Las Vegas Boulevard South
Las Vegas, Nevada 89119
Attention: Les Martin
(702) 632-6700

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or in the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

LEGAL MATTERS

        Certain legal matters relating to the validity of the debentures have been passed upon for us by Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania. Certain legal matters relating to the validity of the common stock issuable upon conversion of the debentures have been passed upon for us by Schreck Brignone, Las Vegas, Nevada.

EXPERTS

        The consolidated financial statements of Mandalay Resort Group, incorporated in this prospectus by reference from Amendment No. 2 on Form 10-K/A to Mandalay Resort Group's Annual Report on Form 10-K for the year ended January 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of Victoria Partners as of December 31, 2003 and 2002 and for the years then ended, incorporated in this prospectus by reference from Amendment No. 2 on Form 10-K/A to Mandalay Resort Group's Annual Report on Form 10-K for the year ended January 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of Victoria Partners for the year ended December 31, 2001 incorporated in this prospectus by reference from Amendment No. 2 on Form 10-K/A to Mandalay Resort Group's Annual Report on Form 10-K for the year ended January 31, 2004 were audited by Arthur Andersen LLP, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report. We have not been able to obtain the written consent of Arthur Andersen to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance of Rule 437a promulgated under the Securities Act of 1933, as amended. Because Arthur Andersen has not consented to the inclusion of their report in this prospectus, investors will not be able to recover against Arthur Andersen under Section 11 of the Securities Act. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from its provision of auditing and other services to Victoria Partners) may be limited as a result of the diminished amount of assets of Arthur Andersen that are or may in the future be available to satisfy claims.

        The audited financial statements of Elgin Riverboat Resort—Riverboat Casino as of December 31, 2003 and for the year then ended, incorporated in this prospectus by reference from Amendment No. 2 on Form 10-K/A to Mandalay Resort Group's Annual Report on Form 10-K for the year ended January 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

        The audited financial statements of Elgin Riverboat Resort-Riverboat Casino as of December 31, 2002 and 2001 and for the years in the period ended December 31, 2002 incorporated in this prospectus by reference to Amendment No. 2 on Form 10-K/A to Mandalay Resort Group's Annual Report on Form 10-K for the year ended January 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Floating Rate Convertible Senior Debentures due 2033
and Common Stock Issuable Upon Conversion of the Debentures

PROSPECTUS

                         , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        Mandalay Resort Group is paying all of the selling securityholders' expenses related to this offering. The following table sets forth the approximate amount of fees and expenses payable in connection with this registration statement and the distribution of the debentures and shares of common stock registered hereby. All expenses other than the Securities and Exchange Commission fee are estimated.

Securities and Exchange Commission fee	$34,875
Trustee's fees and expenses	$10,000
Accounting fees and expenses	$50,000
Legal fees and expenses	$100,000
Printing and engraving expenses	$50,000
Miscellaneous	$5,125

Total	$250,000

Item 15. Indemnification Of Directors And Officers.

        Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any of its directors, officers, employees and agents against costs and expenses arising from claims, suits and proceedings if such persons acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Notwithstanding the foregoing, no indemnification may be made in respect of any claim, issue or matter, as to which such person is adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction determines that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        In accordance with former Nevada Revised Statutes Section 78.037, Article XI of the registrant's Restated Articles of Incorporation provides that no director or officer of the registrant shall be personally liable to the registrant or its stockholders for damages for breach of fiduciary duty as a director or officer, except for (a) acts or omissions which include intentional misconduct, fraud or a knowing violation of law, or (b) the payment of dividends in violation of Nevada Revised Statutes Section 78.300.

        Nevada Revised Statutes Section 78.138, however, currently provides that a director or officer will not be individually liable unless it is proven that (i) the director's or officer's acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law. To the extent the Restated Articles of Incorporation would be deemed to be inconsistent with Section 78.138, the provisions of such statute should control.

        Article X, Section 10.2 of the registrant's Restated Bylaws provides for mandatory indemnification of directors and officers to the fullest extent now or hereafter permitted by law.

        The registrant maintains liability insurance under which officers and directors are generally indemnified against losses and liability (including costs, expenses, settlements, and judgments) incurred by them in such capacities, individually or otherwise, other than specified excluded losses. The insurance policy will pay on behalf of the registrant all covered losses for which the registrant grants indemnification of each officer or director as permitted by law which the officer or director becomes legally obligated to pay on account of an indemnifiable claim. The policy generally covers liabilities arising under the federal securities laws, other than specified exclusions such as any payment for a loss arising out of a deliberate criminal or deliberate fraudulent act by the insured.

Item 16. Exhibits And Financial Statement Schedules.

        (a)   Exhibits

4.1	Indenture dated as of March 21, 2003 by and among the Registrant and The Bank of New York, with respect to $400 million aggregate principal amount of Floating Rate Convertible Senior Debentures due 2033 (incorporated by reference to Exhibit 4.44 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2003)
4.2	First Supplemental Indenture dated as of July 26, 2004 (incorporated by reference to Exhibit 4 to the Registrant's Current Report on Form 8-K dated July 26, 2004)
4.3
Registration Rights Agreement dated as of March 21, 2003 by and among the Registrant and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Banc of America Securities LLC (incorporated by reference to Exhibit 4.45 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2003)
4.4	Form of Floating Rate Convertible Senior Debentures due 2033 (included in Exhibit 4.1)
5.1*	Opinion of Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania
5.2*	Opinion of Schreck Brignone, Las Vegas, Nevada
8.1*	Opinion of Wolf, Block, Schorr and Solis-Cohen LLP, as to certain tax matters
12	Statement regarding Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of Wolf, Block, Schorr and Solis-Cohen LLP (included as part of Exhibit 5.1)
23.2	Consent of Schreck Brignone (included as part of Exhibit 5.2)
23.3	Consent of Deloitte & Touche LLP related to the Registrant's Consolidated Financial Statements
23.4	Consent of Deloitte & Touche LLP related to the financial statements of Victoria Partners
23.5	Consent of Deloitte & Touche LLP related to the financial statements of Elgin Riverboat Resort—Riverboat Casino
23.6	Consent of PricewaterhouseCoopers LLP related to the financial statements of Elgin Riverboat Resort—Riverboat Casino
24*	Power of Attorney (included on Page II-4 of this Registration Statement as originally filed)
25*	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York, as trustee of the Floating Rate Convertible Senior Debentures due 2033 of the Registrant

*
This exhibit has been previously filed with this registration statement.

        In accordance with Regulation S-K 601(b)(4)(iii)(A), the registrant agrees to file applicable agreements with the Securities and Exchange Commission upon request.

  (b)
  Financial Statements and Schedules

    None.

Item 17. Undertakings.

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on September 16, 2004.

MANDALAY RESORT GROUP
By:	/s/ GLENN W. SCHAEFFER Glenn W. Schaeffer, President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ MICHAEL S. ENSIGN Michael S. Ensign	Chairman of the Board, Chief Executive Officer and Chief Operating Officer (Principal Executive Officer)	September 16, 2004
/s/ WILLIAM A. RICHARDSON William A. Richardson	Vice Chairman of the Board	September 16, 2004
/s/ GLENN W. SCHAEFFER Glenn W. Schaeffer	President, Chief Financial Officer and Director (Principal Financial Officer)	September 16, 2004
/s/ LES MARTIN Les Martin	Vice President, Chief Accounting Officer and Treasurer (Principal Accounting Officer)	September 16, 2004
* William E. Bannen	Director	September 16, 2004
Jeffrey D. Benjamin	Director	September , 2004
* Michael D. McKee	Director	September 16, 2004

* Rose McKinney-James	Director	September 16, 2004
* Donna B. More	Director	September 16, 2004
* Harold J. Phillips	Director	September 16, 2004
*By:	/s/ GLENN W. SCHAEFFER Glenn W. Schaeffer Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
4.1	Indenture dated as of March 21, 2003 by and among the Registrant and The Bank of New York, with respect to $400 million aggregate principal amount of Floating Rate Convertible Senior Debentures due 2033 (incorporated by reference to Exhibit 4.44 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2003)
4.2	First Supplemental Indenture dated as of July 26, 2004 (incorporated by reference to Exhibit 4 to the Registrant's Current Report on Form 8-K dated July 26, 2004)
4.3
Registration Rights Agreement dated as of March 21, 2003 by and among the Registrant and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Banc of America Securities LLC (incorporated by reference to Exhibit 4.45 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2003)
4.4	Form of Floating Rate Convertible Senior Debentures due 2033 (included in Exhibit 4.1)
5.1*	Opinion of Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania
5.2*	Opinion of Schreck Brignone, Las Vegas, Nevada
8.1*	Opinion of Wolf, Block, Schorr and Solis-Cohen LLP, as to certain tax matters
12	Statement regarding Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of Wolf, Block, Schorr and Solis-Cohen LLP (included as part of Exhibit 5.1)
23.2	Consent of Schreck Brignone (included as part of Exhibit 5.2)
23.3	Consent of Deloitte & Touche LLP related to the Registrant's Consolidated Financial Statements
23.4	Consent of Deloitte & Touche LLP related to the financial statements of Victoria Partners
23.5	Consent of Deloitte & Touche LLP related to the financial statements of Elgin Riverboat Resort—Riverboat Casino
23.6	Consent of PricewaterhouseCoopers LLP related to the financial statements of Elgin Riverboat Resort—Riverboat Casino
24*	Power of Attorney (included on Page II-4 of this Registration Statement as originally filed)
25*	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York, as trustee of the Floating Rate Convertible Senior Debentures due 2033 of the Registrant

*
This exhibit has been previously filed with this registration statement.

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TABLE OF CONTENTS
SUMMARY
Mandalay Resort Group
Recent Developments
Summary Financial Information
The Offering
RISK FACTORS
Risks Relating to Mandalay Resort Group
Risks Relating to the Debentures
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBENTURES
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS